Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

dated as of

November 14, 2019

by and among

ACProducts, Inc.,

ACProducts Holdings, Inc.

and

MASCO CORPORATION

relating to the purchase and sale of
100% of the equity interests
of

MASCO CABINETRY LLC

TABLE OF CONTENTS

Section 10.14.	Specific Performance	89
Section 10.15.	WAIVER OF JURY TRIAL	90
Section 10.16.	Non-Recourse	90

Annexes

Annex A − Form of Certificate of Designation of the Preferred Stock

Annex B − Form of Transition Services Agreement

Annex C − Closing Tax Allocation Statement

v

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (together with the annexes, schedules, appendices and exhibits hereto and as this Agreement and any of the foregoing may be amended from time to time in accordance with its terms, this “Agreement”) dated as of November 14, 2019 by and among ACProducts, Inc., a Delaware corporation (“Buyer”), ACProducts Holdings, Inc., a Delaware corporation (“Holdco”), and Masco Corporation, a Delaware corporation (“Seller”), relating to the purchase and sale of 100% of the equity interests of Masco Cabinetry LLC, a Delaware limited liability company (the “Target Company”).

W I T N E S S E T H:

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding membership interests of the Target Company (the “Interests”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Interests upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, prior to the execution of this Agreement, Seller assigned certain liabilities arising out of the Business to the Target Company pursuant to the terms of the Assignment and Assumption Agreement dated August 23, 2019 by and between Seller and the Target Company (the “Assignment and Assumption Agreement”); and

WHEREAS, the Target Company entered into the Assignment and Assumption Agreement in consideration of Seller’s willingness to proceed with the transactions contemplated by this Agreement and the benefits that will accrue to the Target Company by virtue of those transactions, and Seller is entering into this Agreement in reliance on the Assignment and Assumption Agreement.

ACCORDINGLY, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged and agreed), the parties hereto agree as follows:

Article 1
Definitions

Section 1.01. Definitions. (a) In this Agreement, the following words and expressions shall have the following meanings:

“Accounting Principles” means the accounting principles, practices and methodologies used in the preparation of the Audited Balance Sheet; provided that to the extent that any such principles, practices or methodologies conflict with those set forth on Section 1.01(a)(i) of the Seller Disclosure Schedule, the principles, practices and methodologies set forth on Section 1.01(a)(i) of the Seller Disclosure Schedule shall prevail and be applied.

“Action” means any claim, controversy, action, charge, cause of action, suit, litigation, arbitration, mediation, investigation, audit, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings under this Agreement. For the avoidance of doubt, the Equity Financing Source and its Affiliates (excluding any portfolio investments of the controlling stockholder of Buyer that might otherwise be Affiliates of the Equity Financing Source) shall not be deemed Affiliates of the Buyer.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (as amended) and any other anti-bribery or anti-corruption laws, regulations, or ordinances applicable to the Companies.

“Anti-Money Laundering Laws” means anti-money laundering-related laws, regulations, and codes of practice applicable to the Companies, including without limitation the financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970 (as amended).

“Applicable Law” means, with respect to any Person, all applicable transnational, domestic or foreign federal, state, local or municipal laws, rules, regulations, ordinances, directives, tariffs, statutes, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, any rules of any stock exchange on which the shares of any party (or its holding company) are listed and any binding order, decree or ruling of any Governmental Authority having jurisdiction with respect to such Person.

“Balance Sheet Date” means the date of the Unaudited Balance Sheet.

“Business” means the business, as conducted on the date of this Agreement by the Companies, of manufacturing, marketing, distributing or selling semi-custom, stock and value-priced assembled cabinetry for kitchen, bath, storage, home office and home entertainment applications, which includes the following brands: KRAFTMAID, CARDELL, MERILLAT, QUALITY CABINETS and ONE TWO ONE.

“Business Day” means any day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Buyer Fundamental Warranties” means the representations and warranties contained in Sections 4.01, 4.02 and 4.10.

“Cash” means, with respect to any Person as of any time, the cash and cash equivalents (including marketable securities and short-term investments) held by such Person at such time, and shall include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of such Person at such time; provided that (a) Cash shall be calculated net of issued but uncleared checks and drafts written or issued by or to any of the Companies and (b) to the extent any amount required to calculate Cash on the relevant calculation date is denominated in a currency, other than U.S. dollars, such amount shall be translated into U.S. dollars using the exchange rate applicable to obligations payable in the relevant foreign currency published in the U.S. east coast edition of The Wall Street Journal on the applicable calculation date.

“Claims Administration” means the processing of claims made under the Available Insurance Policies, including, but not limited to, the reporting of claims to the insurance carrier, management and defense of claims and providing for appropriate releases upon settlement of claims.

“Closing Cash” means the aggregate amount of Cash of the Companies as of the Reference Time; provided, that for the sake of clarity, Closing Cash shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.08.

“Closing Cash Purchase Price” means $1,000,000,000, plus (a) the Closing Net Working Capital Adjustment Amount, if any, minus (b) Closing Indebtedness, if any, plus (c) Closing Cash, minus (d) Transaction Expenses, each as finally determined pursuant to Section 2.06, minus (e) $150,000,000.

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means the aggregate amount of Indebtedness as of the Reference Time; provided that, (i) the amount of any Closing Indebtedness relating to Taxes shall be calculated as of the close of the Closing Date, and (ii) for the sake of clarity, Closing Indebtedness shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.08.

“Closing Net Working Capital” means Net Working Capital as of the Reference Time; provided that, for the sake of clarity, Closing Net Working Capital shall be calculated after giving effect to the settlement of all intercompany accounts pursuant to Section 5.08.

“Closing Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Net Working Capital minus (b) Target Net Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means each of the Target Company and any Target Subsidiary, all of the foregoing collectively, the “Companies.”

“Company Benefit Plan” means any Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that is (i) sponsored, maintained or contributed to by any of the Companies, (ii) in which Company Employees or their dependents participate or (iii) with respect to which any of the Companies has, or may have, any liability (contingent or otherwise).

“Company Employee” means any individual who, as of immediately prior to the Closing Date, is employed by any Company.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by any Company.

“Competing Business” means the manufacturing, marketing, distributing or selling of cabinetry in the United States.

“Compliant” means, with respect to the Required Information, that:

(a)        such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading;

(b)        such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act for offerings of high-yield debt securities by a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act on a registration statement on Form S-1 (other than such information that would not customarily be included in an offering memorandum for the sale of such debt securities in a Rule 144A and Regulation S private placement); provided that such Required Information shall not include (i) any pro forma, projected or forward-looking information, (ii) any information customarily prepared by initial purchasers in such an offering (such as a plan of distribution), (iii) descriptions of such securities, including any description of notes or disclosure regarding taxes or (iv) any information of the type not contained in the offering memorandum, dated as of January 24, 2014, for the offering of senior secured notes by Waterjet Holdings, Inc. (the “Precedent OM”); provided that nothing in the Precedent OM shall be construed to expand the scope of the financial statements regarding the Business described in clause (x) of the definition of “Required Information”;

(c)        any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the American Institute of Certified Public Accountants (“AICPA”) in AU 722 (it being understood that the Company’s independent auditors shall not be required to deliver a stand-alone review report in respect of such interim financial statements);

(d)       the Company’s auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the applicable offering documents, such auditors have confirmed that they are prepared to issue any such comfort letter throughout the Marketing Period, and such auditors have not withdrawn their audit opinion with respect to any audited financials included in the Required Information; and

(e)        the financial information and financial statements included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (i) a registration statement on Form S-1 by a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act using such financial information and financial statements to be declared effective by the Securities and Exchange Commission on any date during the Marketing Period (other than such information that would not customarily be included in an offering memorandum for the sale of high-yield debt securities in a Rule 144A and Regulation S private placement) and on the understanding that the annual financial statements included in such Required Information need only to have been subject to an audit in accordance with GAAP and the standards established by the AICPA and (ii) the Debt Financing Sources to receive customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the applicable offering documents, in order to consummate any offering of debt securities on any day during the Marketing Period, subject to the completion by such accountants of customary procedures related thereto.

“Confidential Valuation Information” means any confidential information obtained by a Valuation Firm in connection with its engagement and preparation of a Valuation Report, including any Valuation Report itself, the anticipated or actual outcome of the applicable Valuation Report and any work product, work papers or draft reports prepared by the Valuation Firm in connection with its engagement.

“Confidentiality Agreement” means the Confidentiality Agreement between Holdco and Seller dated as of May 17, 2019.

“Contract” means any written and legally binding executory contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note or other written and legally binding commitment or undertaking.

“Debt Financing Sources” means the Persons that have committed to provide Debt Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter or any Alternative Financing, including the lenders and arrangers named in the Debt Commitment Letter and any joinder agreements, credit agreements or purchase agreements entered into pursuant thereto or relating thereto.

“Employee Benefit Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA or (b) employment agreement, individual consulting agreement, change-in-control agreement, offer letter, severance plan, policy, practice, agreement or arrangement, retention plan, policy, practice, agreement, or arrangement or other compensatory (including equity or equity-based plans, policies, practices, or awards) or health or welfare benefit plan, policy, practice, arrangement, or agreement, in each case whether or not subject to ERISA.

“Environmental Laws” means all statutes, laws, regulations and rules, in each case as in effect on the date hereof, that have as their principal purpose the protection of the environment or worker health (solely in regards to exposure to Hazardous Substances).

“Equity Interests” means any (a) shares or units of capital stock or voting or other equity securities, (b) membership interests or units, (c) other interest or participation (including phantom shares, units or interests) that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (d) subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in (a)-(c), or any other equity securities or (e) securities convertible into or exercisable or exchangeable for any of the interests in (a)-(d) or any other equity securities.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each entity that is treated as a single employer with such other entity for purposes of Section 4001(b)(1) of ERISA or section 414 of the Code.

“Estimated Cash Closing Purchase Price” means, $1,000,000,000, plus (a) Estimated Net Working Capital Adjustment Amount, minus (b) Estimated Closing Indebtedness, plus (c) Estimated Closing Cash, minus (d) Estimated Transaction Expenses, minus (e) $150,000,000.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital minus (b) Target Net Working Capital.

“Event” means any event, change, condition, development, effect or occurrence.

“Export Control Laws” means the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations, and other similar export control laws or restrictions applicable to the Companies.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, local or municipal government (including any subdivision, court, administrative agency, regulatory body, commission or other authority thereof), or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including any Taxing Authority, mediator, arbitrator or arbitral body.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Substances” means any pollutant, contaminant, chemical, substance, material or waste that is defined, identified, listed or regulated as toxic, radioactive or hazardous (or words of similar intent or meaning), including any petroleum products or byproducts, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials and polychlorinated biphenyls.

“Holdco Charter Amendment” means an amendment of the certificate of incorporation of Holdco to, among other things, permit the issuance of the Preferred Stock, together with the filing of the certification of designation of the Preferred Stock substantially in the form of Annex A hereto, all in accordance with the requirements of the Delaware General Corporations Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means all payment obligations (including in respect of principal, interest, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of, the transactions contemplated hereby (including the change of control of the Companies in connection therewith)) of any Company, without duplication, in respect of (i) borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments, (iii) deferred purchase price of property, goods or services (other than trade or account payables in the ordinary course of business) (including any “earn-out” obligations), (iv) financing lease obligations that are required to be capitalized in accordance with Accounting Principles which, for the sake of clarity, shall not include operating lease obligations, (v) reimbursement obligations of such Person relating to letters of credit, bankers’ acceptances, surety, performance or other bonds or similar instruments, but in each case only to the extent drawn, (vi) obligations relating to interest rate protection, swap agreements and collar agreements (valued at their termination value as of the Closing calculated in accordance with the Accounting Principles), (vii) any unpaid income Taxes or franchise Taxes for any Pre-Closing Tax Period (in the case of any Straddle Period, as determined in accordance with the principles set forth in Section 7.07), as determined in accordance with the Accounting Principles, (viii) the amount of unfunded obligations relating to pension and related non-qualified retirement plans that is set forth on Section 1.01(a)(viii) of the Seller Disclosure Schedule, (ix) any Taxes payable by any Company directly arising out of the settlement of any intercompany arrangements pursuant to Section 5.08 of this Agreement, (x) the amount of asset retirement obligation (ARO) lease exit costs that is set forth on Section 1.01(a)(x) of the Seller Disclosure Schedule, (xi) the amount of warranty obligations that is set forth on Section 1.01(a)(xi) of the Seller Disclosure Schedule (xii) any indebtedness for borrowed money that is secured by a Lien on any Company’s or any of its Subsidiaries’ assets, and (xiii) any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (xii) to the extent guaranteed by any Company;

provided that, for the sake of clarity, “Indebtedness” shall not include (A) any obligations owed solely by one or more Company to another one or more Company or any amount included in Transaction Expenses or (B) any amount owed in respect of any Business Credit Support that is set forth on Section 5.09 of the Seller Disclosure Schedule (except to the extent drawn prior to the Closing), but shall include any intercompany accounts, payables or loans of any kind or nature (other than those set forth on Section 5.08 of the Seller Disclosure Schedule) between one or more Company, on the one hand, and Seller or any of its Affiliates (other than the Companies), on the other hand, to the extent not settled, discharged, offset, paid, repaid in full, terminated and extinguished in accordance with Section 5.08.

“Insurance Policies” means, collectively, the insurance policies owned or maintained by Seller or any of its Affiliates (including the Company) that provide insurance coverage to the Companies, the Business or any of the Companies’ directors, officers, employees, agents or representatives in their capacities as such.

“Intellectual Property Rights” means any worldwide rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, including: (a) trademarks, service marks, trade names, rights in logos, trade dress, brands and other indicia of source or origin, together with all goodwill associated therewith, (b) domain names, and (c) inventions, patents, trade secrets, copyrights, moral rights, database rights, rights in designs, rights in confidential information, know-how (in each case of (a)–(c), whether registered or unregistered, and including any registrations, applications for registration, licenses, common-law rights, statutory rights, administrative rights, and contractual rights relating to any of the foregoing), in each case anywhere in the world.

“Intercompany Agreement” means any Contract between any of the Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Companies), on the other hand.

“Inventory” means all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories and supplies for use or held for use in the operation of the Business.

“IRS” means the United States Internal Revenue Service.

“knowledge of Seller” or “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, after due inquiry, of Joe Gross, Joe Durham, Jessica Joffe, Richard Wiese and Chris Winans.

“Lien” means, with respect to any property or asset, any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, easement, lease, sublease, license, right of first offer, right of first refusal, option or any other security agreement or arrangement in respect of such property or asset.

“Marketing Period” means, subject to the last sentence of this definition, the first period of twenty (20) Business Days after the date of this Agreement beginning after the date hereof and ended prior to the End Date in which (a) Buyer shall have the Required Information and such Required Information is Compliant (for the avoidance of doubt, it being understood that if at any time during a period of consecutive Business Days the Required Information provided at the initiation of such period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until the Buyer shall have the Required Information that is Compliant on the first day, throughout and on the last day of a new twenty (20) Business Day period) and (b) the conditions set forth in Section 8.01(a)(i) and Section 8.01(b) shall be satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing but which are capable of being satisfied at such time if the Closing were to occur at such time and (y) the condition set forth in Section 8.01(a)(i) if the failure of such condition to be satisfied is caused by or results from a breach by Buyer of this Agreement); provided, that (i) without Buyer’s consent, the Marketing Period shall not commence earlier than January 6, 2020, (ii) if the twenty (20) consecutive Business Day period has not commenced prior to January 22, 2020, then it shall not commence any earlier than March 2, 2020, (iii) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) Business Day period, the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration or is a possibility, or the Company otherwise states or determines that any financial statements included in the Required Information can no longer be relied upon, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined and announced that no such restatement is required in accordance with GAAP or that the applicable Required Information has been amended and updated such that it can then be relied upon; provided, further, that, if Seller in good faith reasonably believes that it has delivered (or caused to be delivered) Required Information that is Compliant, it may deliver (or cause to be delivered) to Buyer a written notice to that effect, in which case Seller shall be deemed to have delivered Required Information that is Compliant as of the date of such notice, unless Buyer in good faith reasonably believes Seller has not delivered the Required Information or that the Required Information is not Compliant and, within three Business Days after the receipt of such notice from Seller, gives a written notice to Seller to that effect (stating with specificity which Required Information has not been delivered or is not Compliant). Notwithstanding the foregoing, in the event that (A) the Required Information has been delivered to Buyer on or prior to December 20, 2019, (B) such Required Information (subject to the second proviso of the immediately preceding sentence) is, and remains throughout the Marketing Period, Compliant and (C) the Marketing Period has commenced prior to January 22, 2020, then all references in the immediately preceding sentence to twenty (20) Business Days, a twenty (20) Business Day period or a twenty (20) consecutive Business Day period, as applicable, shall be automatically deemed to be references to eighteen (18) Business Days, an eighteen (18) Business Day period or an eighteen (18) consecutive Business Day period, as applicable.

“Material Adverse Effect” means any Event that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Business, taken as a whole or (ii) that materially impairs, or would reasonably be expected to materially impair, individually or in the aggregate, the ability of Seller or the Company to consummate the transactions contemplated by this Agreement; provided, however, that for purposes of clause (i), Events relating to the following shall not be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (a) changes or proposed changes in GAAP or changes in accounting requirements applicable to any industry in which the Business operates, (b) changes in the financial, securities, currency, international trade, capital or credit markets or in general economic, political or regulatory conditions globally or in any jurisdiction in which the Business operates, or the bankruptcy, insolvency or other similar credit events relating to any client, customer, supplier or vendor of the Business, (c) changes (including changes or proposed changes of Applicable Law or the interpretation or enforcement thereof) or conditions generally affecting any industry in which the Business operates or the industries in which customers or suppliers of the Business operate, (d) actual or threatened acts of war, sabotage, cyber-attack or terrorism or natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events), (e) the negotiation, execution, announcement or, except for purposes of Section 3.05, consummation of the transactions contemplated hereby, the identity of Buyer or any facts or circumstances relating to Buyer or any actions taken by Buyer or the announcement or other disclosure of Buyer’s plans or intentions with respect to the conduct of any of the businesses of the Companies after the Closing, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Business with clients, customers, employees, suppliers, vendors, service providers or Governmental Authorities (including the failure to obtain any consents in connection with the transactions contemplated hereby), (f) any failure to meet any internal projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (g) any action taken (or omitted to be taken) at the written request or with the written consent of Buyer or (h) any action taken (or not taken) by Seller or the Business that is required or expressly contemplated or permitted to be taken (or not taken) pursuant to this Agreement, except, in the case of clauses (a), (b), (c) and (d) to the extent the Business, taken as a whole, is materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Business operates (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect). For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Business, and not against any forward-looking statements, projections or forecasts of the Business or any other Person.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Net Working Capital” means, as of any date, (i) the aggregate value of the combined current assets of the Companies as of such date (excluding deferred and income Tax assets and any amounts included in the calculation of Cash) minus (ii) the aggregate value of the combined current liabilities of the Companies (including, for the sake of clarity, the current and long term portion of the warranty reserves of the Companies calculated in accordance with the Accounting Principles and consistent with the line item in the illustrative calculation of Net Working Capital) as of such date (excluding deferred and income Tax liabilities and any amounts included in the calculation of Indebtedness and Transaction Expenses), in each case, to the extent and only to the extent that such current assets and current liabilities (in each case, as modified by this definition) are specifically listed, and strictly limited to the line items on, the illustrative calculation of Net Working Capital set forth in Section 1.01(a)(ii) of the Seller Disclosure Schedule and calculated in accordance with the Accounting Principles.

“Permitted Encumbrances” means (a) workers’, mechanics, materialmen’s, repairmen’s, suppliers’, carriers’, tenants’ or other similar Liens arising in the ordinary course of business or by operation of law with respect to any amounts not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) Liens for Taxes not yet delinquent or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (c) Liens securing rental payments under capital lease agreements, (d) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) which are not violated by the current use or occupancy of such real property or the operation of the Business as currently conducted and that do not otherwise materially interfere with or materially and adversely impact the present uses or occupancy of such real property, (e) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated in any material respect by the current use or occupancy of such real property or the operation of the Business as currently conducted, (f) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of the Business with respect to Indebtedness, (g) any right, interest, Lien or title of a lessor or sublessor under a lease, sublease or occupancy agreement in the property being leased, (h) Liens referred to in the Financial Statements, (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement or similar laws, (j) purchase money Liens and Liens securing rental payments under finance lease arrangements, (k) Liens or encumbrances described in Section 1.01(a)(iii) of the Seller Disclosure Schedule, (l) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business and (m) other liens that, individually or in the aggregate, do not materially interfere with the ordinary conduct of the Business at, or the current use of, such real property.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, Union or other entity or organization, including a government, state or agency of a state or a Governmental Authority.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date, and the portion of any Straddle Period ending on the Closing Date.

“Preferred Stock” means Series A Preferred Stock of Holdco on the terms and conditions set forth on Annex A hereto with an initial liquidation preference of $150,000,000, subject to adjustment in the manner contemplated by Annex A hereto and Section 2.06 hereof.

“Reference Time” means 11:59 p.m. (Eastern Time) on the Business Day immediately preceding the Closing Date.

“Representatives” means, with respect to any Person, the directors, officers, employees, investment bankers, consultants, attorneys and accountants of such Person.

“Required Information” means (x) the financial statements regarding the Business necessary to satisfy the conditions set forth in clauses (b) and (c) of paragraph 4 of Exhibit E to the Debt Commitment Letter, and (y) such information about the Company as may be necessary to prepare a customary offering memorandum for use in a Rule 144A offering of debt securities, including information of the type required by Regulation S-X and Regulation S-K under the Securities Act for such an offering (excluding any information that would not be customary in an offering memorandum for a Rule 144A offering); provided that such Required Information shall not include (i) any pro forma, projected or forward looking information, (ii) any information customarily prepared by initial purchasers or underwriters in such an offering (such as a plan of distribution), (iii) descriptions of such securities, including any description of notes or disclosure regarding taxes and (iv) any information of the type not contained in the Precedent OM; provided that nothing in the Precedent OM shall be construed to expand the scope of the financial statements regarding the Business described in clause (x) of this definition of “Required Information.”

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller, other than the Companies.

“Sanctioned Party” means any Person included on one or more of the Sanctioned Party Lists, or owned by, controlled by, or acting on behalf of a Person on one or more of the Sanctioned Party Lists.

“Sanctioned Party Lists” means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; and similar lists of sanctioned parties maintained by other Governmental Authorities with regulatory authority over the Companies.

“Sanctions” means any financial or economic sanctions or trade restrictions administered, enacted, or enforced by the governments of the United States, the European Union, or Her Majesty’s Treasury or by the United Nations, or other similar governmental bodies with regulatory authority over the Companies.

“Seller Benefit Plan” means any Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that is (i) sponsored, maintained or contributed to by Seller or any of its Subsidiaries or (ii) to which any of the Companies has, or may have, any liability (contingent or otherwise).

“Seller Disclosure Schedule” means the disclosure schedule with respect to this Agreement delivered by Seller to Buyer on the date hereof.

“Seller Fundamental Warranties” means the representations and warranties contained in Sections 3.01(a) (solely the first sentence thereof), 3.03, 3.06 (solely the first two sentences thereof), 3.08 and 3.21.

“Seller’s Bank Account” means an account or accounts designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date.

“Shared Contracts” means those Contracts set forth on Section 5.11(a) of the Seller Disclosure Schedule.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person.

“System” or “Systems” means all software, hardware, networks, databases, electronics, platforms, servers, interfaces, applications, websites and related information technology systems and services used or held for use by any Company.

“Target Net Working Capital” means $44,000,000.

“Target Subsidiaries” means Masco Cabinetry Middlefield LLC, an Ohio limited liability company, and KraftMaid Services India Private Limited, an India private limited company.

“Tax” means all federal, state, local, foreign and other taxes, including income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, escheat, abandoned or unclaimed property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, whether disputed or not, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and any liability for any of the foregoing as transferee.

“Tax Return” means any Tax return, statement, report, election, declaration, claim for refund, disclosure, schedule or form (including any estimated tax or information return or report) filed or required or permitted to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any written agreement entered into prior to the Closing binding any Company that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (including any indemnity for Taxes), or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Transaction Agreements” means this Agreement, the Assignment and Assumption Agreement and the Transition Services Agreement, in each case together with any schedules, exhibits, annexes and appendices thereto.

“Transaction Expenses” means, solely to the extent incurred prior to the Closing and not paid prior to the Closing and without duplication, (a) all fees, expenses and costs payable by the Companies to third parties in connection with the transactions contemplated by this Agreement and the related process to sell the Business, including to financial advisors, accountants, legal advisors and other third party advisors, including investment bankers, brokers, consultants and data room administrators, (b) any stay or retention bonus, change in control bonus, transaction bonus, or other payment to be made to any Company Employee, former employee or any current or former independent contractor, officer or director that is payable by the Company (including the employer portion of any payroll Taxes in connection with such expenses) solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (including those retention bonus agreements required to be listed on Section 3.17 of the Seller Disclosure Schedule, but only to the extent payable by the Company and not to the extent paid by Seller or its Affiliates (excluding any Company)) and (c) the aggregate amount of any severance payments or severance benefits owed to any Company Employee, former employee or any current or former independent contractor, officer or director that is payable by any Company (including the employer portion of any payroll Taxes in connection with such expenses), but solely to the extent that such amounts remain unpaid as of Closing and are owed by virtue of the termination of any such individual’s relationship with any Company prior to or at Closing (and not by any action or omission of Buyer or any Company at or after Closing); provided that, for the sake of clarity, “Transaction Expenses” shall not include any amount included in Indebtedness or Net Working Capital.

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest thereon).

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Annex B to be entered into between Seller and Buyer at the Closing.

“Union” means any union, works council or other employee representative body.

“Valuation Reports” means the final valuation reports prepared by each of the Valuation Firms in connection with the Closing Preferred Stock Valuation.

“Working Hours” means 9:00 a.m. to 5:30 p.m. on a Business Day in the relevant location.

(a)       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actual Fraud	10.10(f)
Adjustment Amount	2.06(d)
Agreement	Preamble
AICPA	1.01(a)
Alternative Financing	5.14(c)
Annual Bonus	6.10
Assignment and Assumption Agreement	Recitals
Attorney-Client Privilege	10.09(b)
Audited Balance Sheet	3.07(a)
Auditor	2.06(c)
Available Insurance Policies	5.12(a)(i)
Business Credit Support	5.09(a)(i)(B)
Buyer	Preamble
Buyer Cure Period	9.01(a)(v)
Buyer DC Plan	6.09(a)
Buyer Related Parties	9.03(b)
Closing	2.03
Closing PPE Valuation	7.06(b)
Closing Preferred Stock Valuation	7.06(d)
Closing Real Estate Valuation	7.06(b)
Closing Tax Allocation Statement	7.06(a)
Company Registrations	3.15(a)
Company Returns	7.02
Company Securities	3.06
Continuation Period	6.02
Continuing Employees	6.01
Contracting Parties	10.16(a)
Current Representation	10.09(a)

Term	Section
Debt Commitment Letter	4.06(a)(i)
Debt Financing	4.06(a)(i)
Debt Financing Agreements	5.14(a)(ii)
Deficit Amount	2.06(e)
Defined Benefit Plans	3.17(b)
Designated Person	10.09(a)
Determination Date	2.06(c)
DFS Provisions	10.05(d)
Disputed Items	2.06(c)
D&O Tail Policy	5.10(b)
e-mail	10.01
Employee Accounts	6.09
Employee List	3.18
End Date	9.01(a)(ii)
Enforceability Exception	3.03(b)
Equity Financing	4.06(a)(ii)
Equity Financing Source	4.06(a)(ii)
Estimated Closing Cash	2.04(a)(iii)
Estimated Closing Indebtedness	2.04(a)(ii)
Estimated Closing Net Working Capital	2.04(a)(i)
Estimated Transaction Expenses	2.04(a)(iv)
Excluded Benefits	6.02
Excluded Individuals	3.18
Final Closing Statement	2.06(a)(vi)
Financial and Other Information	5.18(a)
Financial Statements	3.07(b)
Financing	4.06(a)(ii)
Financing Commitment Letters	4.06(a)(ii)
Holdco	Preamble
HSR Form	5.03(b)
Increase Amount	2.06(e)
Interests	Recitals
Investment Agreement	4.06(a)(ii)
Leased Real Property	3.14(b)
Material Contracts	3.11(a)
New York Court	10.12(b)
Nonparty Affiliates	10.16(b)
Non-Competition Period	5.17(a)
Non-Solicitation Period	5.17(b)
Owned Real Property	3.14(a)
Permits	3.13(b)
Post-Closing Bonus Plan	6.10(b)
Post-Closing Covenant	10.10(a)
Post-Closing Representation	10.09(a)
Pre-Closing Occurrences	5.12(a)(i)

Term	Section
Precedent OM	1.01
Preliminary Closing Statement	2.04(c)
Privileged Communications	10.09(b)(iii)
Proposed Settlement	5.13(a)
Purchase Price	2.02
Real Property Lease	3.14(b)
Recovery Costs	5.12(b)(ii)
Released Parties	10.10(d)
Releasing Parties	10.10(d)
Retained Distribution	5.13(a)
Retained Litigation	5.13(c)(i)(B)
R&W Insurance Policy	10.10(g)
Sanctioned Jurisdiction	3.23(b)
Seller	Preamble
Seller Cure Period	9.01(a)(iv)
Seller DC Plan	6.09
Seller Form 8594	7.06(a)
Seller FSA Plan	6.06
Seller Incentive Plan	6.10
Seller Indemnitees	5.10(a)
Seller Marks	5.06(a)
Seller Welfare Plan	6.04
Special Indemnified Matters	10.10(b)
Significant Customer	3.26(a)
Significant Supplier	3.26(b)
Stop Loss Coverage	6.12(a)
Target Company	Preamble
Tax Binder	7.05(a)(ii)
Terminating Buyer Breach	9.01(a)(v)
Terminating Seller Breach	9.01(a)(iv)
Termination Fee	9.03(a)
Unaudited Balance Sheet	3.07(b)
Valuation Firm	7.06(d)
WARN	6.07

Section 1.02. Other Definitional and Interpretative Provisions. (a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)       The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)       References to Articles, Sections, Schedules and Annexes are to Articles, Sections, Schedules and Annexes of this Agreement unless otherwise specified.

(d)       All Schedules (including the Seller Disclosure Schedule) and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(e)       Any capitalized terms used in any Schedule (including the Seller Disclosure Schedule) or Annex but not otherwise defined therein shall have the meaning as defined in this Agreement.

(f)       Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule (including the Seller Disclosure Schedule) or Annex, then, for the purposes of construing such Section, Schedule or Annex, the definitions set out in such Section, Schedule or Annex shall prevail.

(g)       The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”

(h)       The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)       Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(j)       References to one gender shall include all genders.

(k)       Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words, “but not limited to,” whether or not they are in fact followed by those words or words of like import.

(l)       “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(m)       References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.

(n)       References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(o)       References to any Person include the successors and permitted assigns of that Person.

(p)       References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(q)       References to “$” are to United States dollars.

(r)       For the purposes of this Agreement, any document that is described as having been “delivered,” “furnished” or “made available” on or prior to the date of this Agreement shall be treated as such if a copy of such document has been put in the dataroom prepared by Seller or otherwise provided to Buyer or any of its Representatives in electronic or hard-copy format no later than 5:00 p.m. (Eastern time) on the day immediately preceding the date hereof.

Article 2
Purchase and Sale

Section 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, free and clear of all Liens, the Interests.

Section 2.02. Purchase Price. The purchase price for the Interests (the “Purchase Price”) shall be paid in the form of (i) the Estimated Cash Closing Purchase Price, and (ii) the Preferred Stock, as adjusted for the Adjustment Amounts in the manner contemplated by Annex A and Section 2.06. The Purchase Price shall be paid in accordance with Section 2.05 and shall be subject to adjustment as provided in Section 2.06 and Section 7.06.

Section 2.03. Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transactions contemplated by Section 2.01 shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but no later than two Business Days) after the date on which all conditions set forth in Article 8 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time or place as Buyer and Seller may agree; provided that Buyer shall not be required to effect the Closing prior to the date which is two Business Days following the final day of the Marketing Period (or such date during the Marketing Period specified by Buyer on at least two Business Days’ written notice to the Company (it being understood that such earlier date during the Marketing Period may be conditioned on the simultaneous closing of the Debt Financing)).

Section 2.04. Estimated Closing Calculations. Not less than two Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth (a) Seller’s good faith estimates of (i) Closing Net Working Capital (“Estimated Closing Net Working Capital”), (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iii) Closing Cash (“Estimated Closing Cash”) and (iv) Transaction Expenses (“Estimated Transaction Expenses”), (b) Seller’s calculation of the Estimated Net Working Capital Adjustment Amount, and (c) on the basis of the foregoing, a calculation of the Estimated Cash Closing Purchase Price (together with the calculations referred to in clauses (a) and (b) above, the “Preliminary Closing Statement”). Buyer shall have the right to review and provide comments to Seller on the Preliminary Closing Statement, and Seller shall consider any such comments in good faith. In connection with Buyer’s review, Seller shall provide Buyer and its Representatives reasonable access to the records, documents and work papers of the Companies relating to the preparation of the Preliminary Closing Statement. Seller shall not permit any change to the amount of Indebtedness or distribute any Cash of the Companies to itself or any of its other Subsidiaries between the Reference Time and the Closing by virtue of a breach of Section 5.01 hereof, and in the event of any such breach, Buyer shall be permitted to adjust for such amounts in its calculation of Closing Cash and Closing Indebtedness included in the Final Closing Statement.

Section 2.05. Closing Deliverables. (a) At or prior to Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)       certificates for the Interests, duly endorsed or accompanied by, as applicable, stock powers, limited liability company interest powers or other instruments of transfer;

(ii)       the certificate referred to in Section 8.01(b)(iv);

(iii)       a counterpart to the Transition Services Agreement duly executed by Seller; and

(iv)       a duly executed certificate pursuant to Treasury Regulations Section 1.1445-2(b)(2) certifying that Seller is not a “foreign person” as defined in Section 1445 of the Code.

(b)       At or before Closing, Buyer (or, in the case of Section 2.05(b)(iii) below, Holdco) shall deliver or cause to be delivered to Seller:

(i)       the certificate referred to in Section 8.01(c)(iii);

(ii)       a counterpart to the Transition Services Agreement duly executed by Buyer; and

(iii)       a stock certificate issued by Holdco for the Preferred Stock.

(c)       At Closing, Buyer shall pay to Seller the Estimated Cash Closing Purchase Price in U.S. dollars and in immediately available funds by wire transfer to Seller’s Bank Account.

(d)       At Closing, Buyer shall pay to the intended beneficiaries thereof (as identified in writing by Seller to Buyer at least two Business Days prior to the Closing) the Estimated Transaction Expenses so identified, if any.

Section 2.06. Adjustment Amount. (a) As soon as reasonably practicable following the Closing Date, and in any event within 75 calendar days thereof, Buyer shall prepare and deliver to Seller (i) a calculation of Closing Net Working Capital, (ii) a calculation of the aggregate amount of all Closing Indebtedness, (iii) a calculation of Closing Cash, (iv) a calculation of Transaction Expenses, (v) Buyer’s calculation of the Closing Net Working Capital Adjustment Amount, and (vi) on the basis of the foregoing, a calculation of the Closing Cash Purchase Price (together with the calculations referred to in clauses (i) through (vi) above, the “Final Closing Statement”). The Closing Net Working Capital, Closing Indebtedness and Closing Cash shall be prepared in accordance with the Accounting Principles and the defined terms used in this Section 2.06(a); provided, however, the Final Closing Statement (and any amounts included therein) shall not give effect to the consummation of the transactions contemplated by this Agreement, including any act or omission by Buyer or any of its Subsidiaries or the Companies taken at, after or in connection with the Closing or reflect any payments of cash in respect of the Purchase Price, or any financing transactions in connection therewith or reflect any expense or liability for which Buyer is responsible under this Agreement. For the avoidance of doubt, the calculations and the purchase price adjustment to be made pursuant to this Section 2.06 are only meant to reflect the proper calculation of Closing Cash Purchase Price (and the inputs thereto) in accordance with the applicable definitions contained therein and otherwise in this Agreement and the applicable terms and conditions of this Agreement.  Nothing in this Section 2.06 is intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Accounting Principles, on the one hand, and GAAP, on the other. No action taken by Buyer occurring at, after or in connection with the Closing, and no change in GAAP or Applicable Law after the Balance Sheet Date, shall be taken into consideration in the calculations to be made pursuant to Section 2.04 or this Section 2.06. If Buyer fails to timely deliver the Final Closing Statement in accordance with the first sentence of this Section 2.06(a) within such 75-day period, then, at the election of Seller in its sole discretion either (x) the Preliminary Closing Statement delivered by Seller to Buyer pursuant to Section 2.04 shall be deemed to be the Final Closing Statement for all purposes hereunder or (y) Seller shall be entitled to retain (at the sole cost and expense of Buyer) an independent accounting firm of recognized national standing to provide an audit of the books of the Companies, determine the calculation of, and prepare, the Final Closing Statement consistent with the provisions of this Section 2.06(a), the determination of such independent accounting firm being conclusive, final and binding on the parties hereto.

(b)       Following delivery of the Final Closing Statement, Buyer shall provide Seller and its Representatives reasonable access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Companies relating to the preparation of the Final Closing Statement and shall cause the personnel of the Companies to cooperate with Seller in connection with its review of the Final Closing Statement.

(c)       If Seller shall disagree with any of Buyer’s calculations contained in the Final Closing Statement, Seller shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 60 days after their receipt of the Final Closing Statement. In the event that Seller does not provide such a notice of disagreement within such 60-day period, Seller shall be deemed to have agreed to the Final Closing Statement (including the determinations included therein) delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall use their respective reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) to seek in good faith to resolve any disagreements with respect to any calculations contained in the Final Closing Statement. If, at the end of such period, Buyer and Seller are unable to resolve such disagreements, then any remaining disagreements, including any updates to their calculations of such items after the good faith discussions process between the parties pursuant to this Section 2.06(c) (the “Disputed Items”), shall, at the written request of either Buyer or Seller, be resolved by Deloitte or such other independent accounting firm of nationally recognized standing as may be mutually selected by Buyer and Seller (who shall not have any material relationship with Seller, Buyer or any of their respective Affiliates) (such firm, the “Auditor”). Buyer and Seller shall promptly provide their assertions regarding the Disputed Items in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible (which the parties hereto agree should not be later than 60 days following the date on which the disagreement is referred to the Auditor). The Auditor shall adopt a position and issue a written report and a ruling only in respect of the Disputed Items by determining which of the positions of Buyer or Seller submitted to the Auditor is, in the aggregate, more accurate pursuant to the terms of this Section 2.06 (which report shall include a worksheet setting forth the material calculations used in arriving at such determination), and, based on such determination, adopt either the aggregate amount claimed by Buyer or the aggregate amount claimed by Seller with respect to the Disputed Items. The Auditor shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Transaction Expenses require adjustment (only with respect to the Disputed Items submitted to the Auditor) in order to be determined in accordance with Section 2.06(a) (including the definitions of the defined terms used in Section 2.06(a)). The determination of the Auditor shall be final, conclusive and binding on the parties and may be entered as a judgment in any court of competent jurisdiction. The date on which Closing Net Working Capital, Closing Indebtedness, Closing Cash, Transaction Expenses, Closing Net Working Capital Adjustment Amount and Closing Cash Purchase Price are finally determined in accordance with this Section 2.06(c) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne by the party whose positions were not adopted by the Auditor.

(d)       The “Adjustment Amount,” which may be positive or negative, shall mean the Closing Cash Purchase Price (as finally determined in accordance with Section 2.06(a) or 2.06(c), as applicable) minus the Estimated Cash Closing Purchase Price. The Adjustment Amount shall be deemed paid in accordance with Section 2.06(e).

(e)       If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then thereupon an amount equal to the Increase Amount shall be deemed to have been added to the initial liquidation preference of the Preferred Stock as of the Closing, ab initio, in accordance with the terms and conditions thereof. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then thereupon an amount equal to the Deficit Amount shall be deemed to have been deducted from the initial liquidation preference of the Preferred Stock as of the Closing, ab initio, in accordance with the terms and conditions thereof.

Section 2.07. Withholding. Any amounts payable under this Agreement shall be made free and clear of any withholding or deduction for Taxes or for any other reason, unless such deduction is required by Applicable Law. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. All compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable promptly to the applicable Person through the applicable Company’s payroll in accordance with applicable payroll procedures. If Buyer, any Company or any other applicable withholding agent reasonably believes that it is required to deduct and withhold from the payment of any amounts payable hereunder under Applicable Law (other than compensatory amounts subject to payroll reporting and withholding), Buyer shall (a) promptly notify Seller that Buyer is required by Applicable Law to withhold from such amount payable under this Agreement, which notice shall include a description of the legal and factual basis for such withholding and the applicable rate thereof, and (b) use commercially reasonable efforts to cooperate with Seller to minimize or eliminate the amount of any Taxes required to be deducted and withheld under Applicable Law.

Article 3
Representations and Warranties of the Seller

Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer as follows as of the date hereof and as of the Closing:

Section 3.01. Existence and Power. (a) Seller and each of the Companies is a corporation, limited liability company or private limited company, as applicable, duly organized, validly existing and, to the extent such concept exists in such Company’s jurisdiction of formation, in good standing under the laws of its jurisdiction of formation. Each of the Companies has all corporate powers required to carry on its business as now conducted, is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(b)       True and correct copies of the Companies’ organizational documents, as in effect on the date of this Agreement, have been provided to Buyer.

Section 3.02. Subsidiaries. None of the Companies (a) own or control, directly or indirectly, any Equity Interests in any other Person, (b) have any Subsidiaries or (c) control (as defined in the definition of “Affiliate”) any Person.

Section 3.03. Authorization. (a) The execution and delivery by Seller and each of the applicable Companies and performance by Seller and each of the applicable Companies of this Agreement and each other Transaction Agreement to which Seller and each of the applicable Companies is a party and the consummation of the transactions contemplated hereby and thereby are within Seller’s and each applicable Companies’ corporate powers and have been duly authorized by all necessary corporate action on the part of Seller and each of the applicable Companies.

(b)       This Agreement constitutes a valid, binding and enforceable agreement of Seller and each other Transaction Agreement to which Seller and each of the applicable Companies is a party, when executed and delivered by Seller and the applicable Companies, will constitute a valid and binding agreement of Seller and each of the applicable Companies, subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exception”).

Section 3.04. Governmental Authorization. Performance by Seller of this Agreement requires no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act; (b) the filing of applications and notices with, and receipt of approvals, licenses or consents of, the Governmental Authorities set forth on Section 3.04 of the Seller Disclosure Schedule; and (c) any actions or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.05. Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with the applicable organizational or governing documents of Seller or any Company as currently in effect, (b) assuming compliance with the matters referred to in Section 3.04, violate any Applicable Law, require any consent, notice or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of any Person or to a loss of any benefit to which the Business is entitled under any Material Contract; or (c) result in the creation or imposition of any Lien on any asset of the Business, except for any Permitted Encumbrances and with such exceptions, in the case of each of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.06. Capitalization. Except for the Equity Interests of the Companies described in Section 3.06 of the Seller Disclosure Schedule (the “Company Securities”), there are no issued or outstanding Equity Interests of the Companies. All of the Company Securities are duly authorized, validly issued, fully paid and non-assessable. There are no outstanding obligations of any Company to repurchase, redeem or otherwise acquire any Company Securities.

Section 3.07. Financial Statements. (a) The audited combined balance sheet as of December 31, 2018 and December 31, 2017 (the “Audited Balance Sheets”) and the related audited combined statements of income and cash flows for the years ended December 31, 2018 and December 31, 2017 of the Business and (b) the unaudited interim combined balance sheet as of September 30, 2019 (the “Unaudited Balance Sheet”) and the related unaudited interim combined statements of income and cash flows for the 9 months ended on September 30, 2019 of the Business (clauses (a) and (b) collectively, the “Financial Statements”) fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the combined financial position of the Business as of the dates thereof and its combined results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements, which, in each case, would not, individually or in the aggregate, reasonably be expected to be material); provided that (x) the Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis or on an integrated basis within another organization, (y) all such allocated charges and credits have been made in accordance with GAAP consistently applied and (z) Buyer acknowledges and agrees that the Financial Statements are not pro forma financial statements giving effect to the transactions contemplated by this Agreement.

Section 3.08. Ownership of the Interests. Seller is the record and beneficial owner of the Interests, and will transfer and deliver to Buyer at the Closing valid title to the Interests, free and clear of any Lien.

Section 3.09. Absence of Certain Changes. (a) Since December 31, 2018 to the date of this Agreement, (i) the Business, taken as a whole, has been conducted in the ordinary course, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)       Since December 31, 2018 to the date of this Agreement, there has not been any action taken with respect to the Business that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01(a).

Section 3.10. No Undisclosed Material Liabilities; Indebtedness. There are no liabilities of the Business that would be required by GAAP to be reflected or reserved against on a combined balance sheet of the Business, other than (a) liabilities provided for in the Financial Statements or disclosed in the notes thereto; (b) liabilities incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities incurred in connection with the transactions contemplated by this Agreement or disclosed in Section 3.10 of the Seller Disclosure Schedule and (d) other liabilities which would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. The Business has no liabilities in respect of Indebtedness, except as set forth on Section 3.10 of the Seller Disclosure Schedule.

Section 3.11. Material Contracts. (a) Section 3.11(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of Contracts to which any Company is a party or that otherwise relate primarily to the Business (except as set forth in Section 3.11(a)(i) of the Seller Disclosure Schedule) that fall within the following categories and existing as of the date hereof (the Contracts required to be listed on Section 3.11(a) of the Seller Disclosure Schedule, collectively, the “Material Contracts”):

(ii)       all Real Property Leases;

(iii)       other than purchase orders issued in the ordinary course of business, any Contract for the purchase of services, equipment or other assets providing for either (a) annual payments by the Business of $750,000 or more; or (b) give rise to anticipated receipts of more than $750,000 in any calendar year, in each case that cannot be terminated on not more than 90 days’ notice without payment by the Business of any material penalty;

(iv)       any Contract that is a lease under which the Company is lessor of, or permits any third party to hold or operate, any tangible property (other than real property), owned or controlled by the Company and used in the Business, except for any Contract under which the aggregate annual rental payments do not exceed $500,000;

(v)       any partnership, joint venture or other similar Contract;

(vi)       any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which a Company has non-contingent or material continuing obligations following the date of this Agreement;

(vii)       any Contract (x) pursuant to which any Company is liable for Indebtedness or any guarantee thereof, or (y) pursuant to which any Company has granted any Lien (other than a Permitted Encumbrance) on the assets or properties of the Business or any material assets or properties of the Business;

(viii)       any Contract the primary purpose of which is to bind the Business to indemnify any other Person, with such obligation continuing after the date hereof, excluding for the sake of clarity, any agreement entered into in the ordinary course of business that includes an indemnity with any customer, supplier, distributor or service provider of the Business;

(ix)       any Contract granting to any Person a right of first refusal or right of first offer on the sale of any material part of any of the assets or properties of the Business;

(x)       any Contract containing covenants expressly limiting in any material respect the freedom or ability of the Business to conduct any line of business or compete with any Person in a product line or line of business or operate in any jurisdiction or solicit or hire employees, excluding reasonable limitations on use in connection with confidentiality, research, consulting, or other agreements entered into in the ordinary course of business;

(xi)       any sales, distribution or other similar Contract (whether with a dealer or otherwise) providing for the sale by the Business of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Business of $750,000 or more;

(xii)       any Contract relating to any swap, forward, futures, warrant, option or other derivative transaction;

(xiii)       any material option, license, franchise or similar Contract;

(xiv)       any material agency, sales representative, marketing or other similar Contract;

(xv)       any Contract that contains material exclusivity requirements or similar provision binding on the Business;

(xvi)       any Contract containing “most favored nation” provisions or other preferential pricing terms;

(xvii)       any Contract with a Governmental Authority;

(xviii)       any Contract pursuant to which Seller or any Affiliate (including the Companies) has agreed to settle or compromise any pending or threatened Action and under which any of the Companies have continuing obligations (other than confidentiality obligations with respect thereto);

(xix)       any Contract providing for the employment or engagement by any Company of any Person on a full-time, part-time, independent contractor, temporary or other basis, other than Contracts (A) terminable by any Company for any reason upon less than (30) days’ notice without incurring any liability or (B) providing for annual base compensation for such individual that is less than $200,000;

(xx)       any collective bargaining agreement or other Contract with any Union;

(xxi)       any Contract pursuant to which any of the Companies has agreed to loan any Person any amount or otherwise make any investment in any other Person, other than employee loans or advances in the ordinary course of business; or

(xxii)       any Contract pursuant to which the Business grants or is granted a license or right to use, or covenant not to be sued under, any Intellectual Property Rights other than (A) licenses for commercially available, off-the-shelf software that are generally available on nondiscriminatory pricing terms, which have an aggregate annual cost of $750,000 or less and (B) non-exclusive licenses granted to customers of the Business in the ordinary course of business.

(b)       Each Material Contract is a valid and binding agreement of the applicable Company and is in full force and effect, and none of the Companies or, to Seller’s knowledge, any other party is in default or breach under the terms of any such Material Contract, except for any such defaults or breaches that would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Since the Balance Sheet Date, Seller and its Affiliates (including the Companies) have not received any written notice on or prior to the date hereof of any intention to terminate, repudiate or disclaim any Material Contract from any party thereto, and to Seller’s knowledge, no such action has been threatened. Seller has provided to Buyer a true, complete and correct copy of each Material Contract (including any amendments, modifications or supplements thereto).

Section 3.12. Litigation. Except as disclosed on Section 3.12 of the Seller Disclosure Schedule, there is no Action pending or threatened in writing (or, to the Knowledge of the Company, orally) as of the date hereof against the Company or any of its Subsidiaries, or any of their respective properties or assets or any of their respective officers, directors, managers, equityholders or employees (each in his or her capacity as such), except as would not reasonably be expected to be material to the Business, taken as a whole. Neither the Company nor any of its Subsidiaries has, since January 1, 2016, been subject to any Governmental Order, except as would not reasonably be expected to be material to the Business, taken as a whole. Except as set forth on Section 3.12 of the Seller Disclosure Schedule, there are no settlement agreements or similar agreements with any Person under which the Company or any of its Subsidiaries has continuing obligations either (a) in excess of $500,000 in the aggregate or (b) restricting its business activities, in any material respect, other than confidentiality obligations in respect thereof. Neither the Company nor its Subsidiaries has any intention of initiating any material Action against any other Person as of the date hereof.

Section 3.13. Compliance with Laws; Permits. (a) The Business is, and since January 1, 2016 has been, in compliance with all Applicable Laws, except where the failure to be in compliance with such Applicable Laws would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(b)       The Business holds and is in compliance with all permits, licenses, variances, exemptions, authorizations, orders, filings, clearances and approvals of all Governmental Authorities (collectively, “Permits”) necessary for operation of the Business, except where the absence of any such Permit would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. As of the date of this Agreement, all Permits are valid and in full force and effect, and there are no actions or proceedings pending or, to the knowledge of Seller, threatened which would reasonably be expected to result in the revocation or termination of any such Permit, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

Section 3.14. Properties. (a) Section 3.14(a) of the Seller Disclosure Schedule sets forth a complete and correct list of the address of each real property owned by the Companies and used in the operation of the Business (the “Owned Real Property”), and identifies the owner of each such Owned Real Property. Except for the Owned Real Property and as set forth in Section 3.14(a) of the Seller Disclosure Schedule, none of the Companies owns, nor has it owned since January 1, 2016, any real property. With respect to each Owned Real Property, except as set forth in Section 3.14(a) of the Seller Disclosure Schedule: (i) the applicable Company has good, insurable and marketable fee simple title to such Owned Real Property, free and clear of all Liens and encumbrances, other than Permitted Encumbrances, except where the failure to have such good title would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole; (ii) there are no leases, subleases, licenses, concessions or other agreements entered into by any Company, granting to any party or parties the right of use or occupancy of all or portion of such Owned Real Property; (iii) none of the Companies has granted to any third party or parties any outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; and (iv) neither Seller nor any Affiliate of Seller (including the Companies) has received written notice or has knowledge of any oral notice or any pending, threatened or contemplated condemnation proceeding affecting such Owned Real Property or any material portion thereof.

(b)       Section 3.14(b) of the Seller Disclosure Schedule sets forth a complete and correct list of all leases or other agreements of real property (each, a “Real Property Lease”) pursuant to which any Company leases, subleases, licenses or otherwise occupies real property (such real property, the “Leased Real Property”) in connection with the operation of the Business as currently conducted. With respect to each Leased Real Property, except as set forth in Section 3.14(b) of the Seller Disclosure Schedule: (i) the applicable Company has valid and enforceable leasehold interest in such Leased Real Property, free and clear of all Liens and encumbrances other than Permitted Encumbrances, except where the failure to have valid and enforceable leasehold interests would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole; (ii) each Real Property Lease is (A) valid and binding on the Company party thereto and, to Seller’s knowledge, the landlord party thereto, and (B) in full force and effect and enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), in the case of each of the immediately preceding clauses (A) and (B), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole; (iii) neither Seller nor any Affiliate of Seller (including the Companies) is in default in any material respect under the express terms of the related Real Property Lease, and to Seller’s knowledge, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute such a default by the Company or by any other party, under the related Real Property Leases; and (iv) Seller has delivered or made available to Buyer copies of each material Real Property Lease, together with all amendments, modifications and supplements thereto, including without limitation any guarantees with respect to such material Real Property Leases; (v) the applicable Company has not assigned, subleased, licensed, transferred, conveyed, mortgaged, encumbered or otherwise granted to any Person all or any portion of its interest in the related Real Property Lease or the right to use or occupy such Leased Real Property or any portion thereof; (vi) neither Seller nor any Affiliate of Seller (including the Companies) has received written notice of any pending, threatened or contemplated condemnation proceeding affecting such Leased Real Property or any material portion thereof; and (vii) no Leased Real Property is subject to any prime, ground or master lease, mortgage or other Lien that would entitle the interest holder to interfere or disturb the tenant’s rights under the related Real Property Lease while such tenant is not in default thereunder.

Section 3.15. Intellectual Property. (a) Section 3.15 of the Seller Disclosure Schedule contains a list of all registrations and applications for registration of the Company Intellectual Property Rights (collectively, the “Company Registrations”) as of the date hereof. The Companies are the owners of record of all Company Registrations and own all Company Intellectual Property Rights, free of any Lien (except for Permitted Encumbrances). To the knowledge of Seller, (i) each Company Registration is subsisting, valid and enforceable, (ii) no Company Intellectual Property Right is subject to any outstanding injunction, order, decree or judgment issued by a Governmental Authority restricting the use thereof by the Business or restricting the licensing thereof by the Business to any Person, except for any injunction, order, decree or judgment issued by a Governmental Authority that would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, and (iii) the Business has not, since January 1, 2016, infringed any valid and enforceable Intellectual Property Right owned by any Person. No Action is pending or, to Seller’s knowledge, threatened that alleges that one or more of the Companies infringed or otherwise violated any Intellectual Property Right owned by any other Person or that challenges the enforceability or ownership of any Company Registration. The Companies have, and immediately after Closing will have, sufficient rights to use all Intellectual Property Rights used in the Business.

(b)       Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Companies have maintained commercially reasonable practices to protect the Companies’ confidential information, which confidential information has been accessible only to Persons subject to written Contracts that require such Persons to maintain the confidentiality of such information and use such information only for its intended purpose.

(c)       The Companies own or license all Systems that are used in the Business, which are reasonably sufficient for the Business. Since January 1, 2016, there has been no failure or other material substandard performance of any System, in each case which has caused a material disruption to any Company. To the knowledge of the Sellers, none of the Companies is in material breach of any of its Contracts relating to Systems.

(d)       The Companies’ collection and use of any personally-identifiable information has complied with all Applicable Law and Contracts or policies regarding such personally identifiable information to which the Companies are bound in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, to Seller’s knowledge, no personally-identifiable information has been exposed, lost, inappropriately accessed, or misused. The Companies have not received any complaints or notices regarding the Companies’ handling of personally-identifiable information.

Section 3.16. Labor Relations. (a) The Companies and the Business are, and since January 1, 2016 have been, in material compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours of work, overtime pay, child labor, withholdings and deductions, classification and payment of employees and independent contractors, employment equity, discrimination, harassment, retaliation, sexual harassment, civil rights, affirmative action, work authorization, workers’ compensation, immigration, safety and health and continuation coverage under group health plans.

(b)       Since January 1, 2016, (i) neither the Companies nor the Business have been a party to or subject to, or negotiated in connection with entering into, any collective bargaining agreement or other Contract with a Union, and, to Seller’s knowledge, there has not been any organizational campaign, petition, demand or other unionization activity seeking recognition of a collective bargaining unit or a Union relating to any current or former employees of the Companies; (ii) there has been no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Seller’s knowledge, threatened against the Business or the Companies and there are no unfair labor practice complaints pending or, to Seller’s knowledge, threatened against the Business or the Companies before any Governmental Authority; and (iii) no effort has been made or, to Seller’s knowledge, threatened by, or on behalf of, any Union to organize any employees of the Business or the Companies.

(c)       No Company Employee is represented by a Union.

(d)       To Seller’s knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with any Company within the twelve (12) month period following the date hereof.

(e)       There is not, and since January 1, 2016 there has not been (i) any Action pending (or, to Seller’s knowledge, threatened) by or before any Governmental Authority with respect to the Companies concerning employment-related matters, (ii) any Action (or, to the knowledge of the Seller, any threatened Action) against or affecting the Companies brought by any current or former applicant, director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (iii) breach of any Company policy relating to the foregoing that would reasonably be expected to be material to the Business, taken as a whole, in each case involving any Company or any current or former employee, director, officer or independent contractor (in relation to his or her work at any Company) of any Company, nor has there been, to the Seller’s knowledge, any settlements or similar out-of-court or pre-litigation arrangement relating to any such matters, nor to Seller’s knowledge, has any such settlement or other arrangement been threatened.

Section 3.17. Employee Benefit Plans. (a) Set forth in Section 3.17 of the Seller Disclosure Schedule is an accurate and complete list as of the date hereof of each Seller Benefit Plan, indicating which of such Seller Benefit Plans are also Company Benefit Plans. For each Company Benefit Plan, Seller, where applicable, has made available to Buyer a copy of such plan (or if no written plan exists, a summary of all key terms) and all material amendments thereto, a summary plan description and any summary of material modifications, and the three (3) most recently filed annual returns/reports.

(b)       Except as set forth in Section 3.17(b) of the Seller Disclosure Schedules, none of the Companies or any predecessor nor any ERISA Affiliate thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, or had any liability with respect to any Employee Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code, including any Multiemployer Plan (“Defined Benefit Plans”), or that constitutes a “Multiple Employer Welfare Arrangement” as defined Section 3(40) of ERISA. Any Defined Benefit Plan that froze participation and accruals under such Defined Benefit Plan did so in a manner that complied with applicable law and the provisions of such Defined Benefit Plan.

(c)       Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired.

(d)       The Companies have no current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees, or current or former independent contractors of any of the Companies, or their spouses, dependents or beneficiaries, except as required to avoid the excise tax imposed under Section 4980B of the Code.

(e)       Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein (either alone or upon the occurrence of any additional or subsequent event), will cause any (i) payments to become due or payable to any Company Employee, (ii) payment, acceleration, vesting, funding requirements or increase in benefits to any Company Employee, in each case under any Employee Benefit Plan (to the extent that any Company would reasonably be expected to have any liability with respect thereto); (iii) result in any liability (contingent or otherwise) to Buyer or any Affiliate with respect to any Defined Benefit Plan; or (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code. Neither the Company nor any of its Subsidiaries has made, or is obligated to make, any “gross-up payment,” with regards to any taxes due on compensation to any service providers of the Company.

(f)       There are no pending or, to the knowledge of the Seller, threatened actions, suits, arbitrations, investigations, audits or proceedings (other than routine claims for benefits) relating to any Company Benefit Plan or any trusts which are associated with such Company Benefit Plans and, within the past three (3) years, none of the Company Benefit Plans or related trusts have been under audit or investigation by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

(g)       The Company Benefit Plans and all associated trusts or funds have been maintained, funded and administered in accordance with their terms and comply in form and with the applicable requirements of applicable law, including without limitation, ERISA and the Code.

(h)       No Company Employees, other than non-U.S.-based employees participate in any Company Benefit Plan listed in Section 3.17(h) of the Seller Disclosure Schedule. Each such Company Benefit Plan maintained or contributed to with respect to non-U.S.-based Continuing Employees was established and is operated in a manner that complies with Applicable Law.

Section 3.18. Employees. Seller has provided to Buyer a true, accurate and complete list (a) that is incorporated by reference into Section 3.18(a) of the Seller Disclosure Schedule of the name or employee identification number of each employee who is primarily dedicated to the Business as of the date hereof, including (other than for the Excluded Individuals (as defined below)) such employee’s title, hire date, location, employing entity (if not one of the Companies), annual salary or base wage rate, target incentive compensation opportunity and most recent annual bonus or other annualized incentive compensation received (the “Employee List”) and (b) that is set forth on Section 3.18(b) of the Seller Disclosure Schedule of those individuals included on the Employee List who will remain employees of the Seller or one of its other Affiliates (other than any Company) on the Closing Date and not become an employee of the Company on the Closing Date (such individuals, the “Excluded Individuals”). At least three Business Days prior to the Closing Date, Seller shall have provided Buyer a revised version of the Employee List that reflects information that is current as of 10 or fewer Business Days prior to the Closing Date. Notwithstanding the foregoing, Seller may anonymize or aggregate the foregoing data to the extent that Seller reasonably determines is necessary to comply with any Applicable Laws relating to data privacy.

Section 3.19. Environmental Matters. (a) Except as set forth in Section 3.19 of the Seller Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole:

(i)       the Companies are, and since January 1, 2016 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining and complying with all material Permits required for the Companies’ operations under Environmental Laws, and to Seller’s knowledge, no action or proceeding is pending or, threatened to terminate, suspend materially modify or not renew any such Permit;

(ii)       (A) no written notice, demand, order, request for information, complaint or penalty has been received by any Company, and (B) there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of Seller, threatened, in the case of each of (A) and (B), which alleges a violation of any Environmental Law or liability pursuant to Environmental Law, and that has not been settled, dismissed, paid or otherwise resolved;

(iii)       no Company or, to the knowledge of Seller, any third party has caused or contributed to a release of any Hazardous Substances on, at or from any Owned Real Property, Leased Real Property, or any other real property currently or, to the knowledge of Seller, formerly owned, leased or operated by any of the Companies, in any case in a manner or to a degree that requires investigation, remediation or other response under any Environmental Law;

(iv)       no Company is subject to any agreement entered into outside the ordinary course of business that obligate it to indemnify a third party against liabilities arising under Environmental Law, which such liabilities would not, in the absence of such indemnification obligation, be liabilities of such Company; and

(v)       no Company is subject to any unresolved obligations pursuant to any consent order or other agreement with any Governmental Authority or other person resolving any alleged violation of or liability under Environmental Laws.

(b)       No material capital expenditures are presently contemplated by the capital expenditure budget of the Company to be incurred by the Companies within the one-year period following the Closing Date for the purpose of maintaining or achieving compliance with applicable Environmental Laws or with any Permits held or required by any Company under Environmental Law. Seller has made available to Buyer copies of all non-privileged assessments and reports in the Companies’ possession relating to the environmental condition of the Owned Real Property or Leased Real Property, or to the compliance of the Companies with Environmental Laws.

(c)       The representations and warranties in this Section 3.19 and in Sections 3.04, 3.05 and 3.12 are the exclusive representations or warranties made by Seller with respect to Environmental Laws, Hazardous Substances or any other environmental matters.

Section 3.20. Taxes. (a) (i) All income and other material Tax Returns that are required to be filed by or with respect to the Companies have been timely and duly filed; (ii) such Tax Returns are in all material respects true, correct and complete and have been prepared in material compliance with all Applicable Laws; and (iii) all material Taxes due and owing by the Companies (whether or not shown on any Tax Return) have been timely paid in full in the manner required by Applicable Law;

(b)       each Company has withheld and paid over all Taxes required by Applicable Law to have been withheld and paid over in connection with amounts paid or owing to any employees, agents, independent contractors and other Persons, and has complied with all related recordkeeping requirements in all material respects;

(c)       none of the Companies has entered into a written agreement waiving or extending any statute of limitations in respect of Taxes, and no request for any such waiver or extension is currently pending;

(d)       no Taxing Authority has proposed, or, to Seller’s knowledge, has threatened in writing to propose any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes or Tax Returns in respect of any Company;

(e)       no claim, dispute, audit, action, suit, proceeding, examination or investigation in respect of any Taxes or Tax Returns of the Companies is now pending, being conducted, or threatened in writing by a Taxing Authority;

(f)       no written power of attorney with respect to any Taxes or Tax Returns of any Company has been filed or entered into with any Taxing Authority;

(g)       none of the Companies (i) has been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated U.S. federal income Tax Return (or of any similar group under state, local or non-U.S. Law with which it has filed, or been required to file, consolidated, combined, unitary or similar Tax Returns), (ii) has any liability for the Taxes of any Person under Treas. Reg. Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract or otherwise, or (iii) is a party to, is otherwise bound by, or has any obligations under, any Tax Sharing Agreement;

(h)       no Company will be required to include any material item of income or gain in, or exclude any material deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or improper use of any method of accounting (including an adjustment under Section 481(a) of the Code) for any taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction made prior to the Closing, (iv) election under Section 108(i) of the Code, (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provisions of state, local or other Applicable Law) entered into on or prior to the Closing Date, or (vi) prepaid amount received on or prior to the Closing Date;

(i)       since December 31, 2018, no Company has made, changed or revoked any Tax election, surrendered any Tax refund or right to claim a Tax refund, offset or other reduction in Tax liability, changed any annual Tax accounting period, amended any Tax Return, adopted or changed any accounting method in respect of Taxes, entered into any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), settled or compromised any Tax audit or Tax liability, consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes, or failed to make required payments of any Taxes (including estimated Taxes);

(j)       no claim has been made in writing by any Taxing Authority in a jurisdiction where a Company does not file Tax Returns that such Company is or may be subject to Tax or required to file any Tax Returns in such jurisdiction;

(k)       none of the Companies has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treas. Reg. Section 1.6011-4(b)(2);

(l)       during the two-year period ending on the date hereof, none of the Companies was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to be governed in whole or in part by Section 355 of the Code;

(m)       there are no liens for Taxes on any assets of any Company, other than Permitted Encumbrances; and

(n)       (i) each Company other than KraftMaid Services India Private Limited has, since the date of its formation, been classified as a disregarded entity for U.S. federal income Tax purposes, and no election has been made (or is pending) to change such treatment, and (ii) KraftMaid Services India Private Limited has, since the date of its formation, been treated as an association taxable as a corporation for U.S. federal income Tax purposes, and no election has been made (or is pending) to change such treatment.

Except as set forth in this Section 3.20 and Section 3.17, no representations or warranties are being made by Seller in this Agreement with respect to Tax matters.

Section 3.21. Finders’ Fees. Except for Citigroup Global Markets Inc. (the fees and expenses of which will be paid in their entirety by Seller), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Companies who might be entitled to any fee or commission from any Company in connection with the transactions contemplated by this Agreement.

Section 3.22. Assets. Assuming all third party consents and Permits contemplated by this Agreement or the other Transaction Agreements are obtained, the property and assets held by the Companies, together with the services provided under the Transition Services Agreement and the covenants in this Agreement (including performance by Seller of any obligations pursuant to Section 5.11 in respect of any Shared Contracts), are sufficient to conduct the Business immediately after the Closing in substantially the same manner as currently conducted, except as to (a) cash and cash equivalents, (b) services set forth on Annexes A and B to the Transition Services Agreement or (c) services provided to the Business by any Company Employee.

Section 3.23. Sanctions and Anti-Corruption. (a) Since January 1, 2014, each Company has complied with all applicable Anti-Bribery Laws, Anti-Money Laundering Laws and Export Control Laws.

(b)       No Company, and no director, officer or employee of any Company, or any agent or other Person acting on behalf of or for the benefit of any Company is a Sanctioned Party, or has engaged in any dealings or transactions with or for the benefit of any Sanctioned Party or any Person located, organized or resident in a country or territory with which dealings are broadly restricted, prohibited or made sanctionable under any Sanctions (a “Sanctioned Jurisdiction”), or has otherwise violated Sanctions.

(c)       No Company is party to any actual or threatened legal proceeding or outstanding enforcement action relating to any breach or suspected breach of Anti-Bribery Laws, Anti-Money Laundering Laws, Sanctions or Export Control Laws. There is no investigation by, request for information from, or pending self-disclosure to any Governmental Authority, in each case regarding any Company’s actual or possible violation of any Anti-Bribery Laws, Anti-Money Laundering Laws, Sanctions or Export Control Laws.

(d)       Since January 1, 2014, no Company, and no director, officer, employee, agent or other Person acting on behalf of or for the benefit of any Company has, directly or indirectly, given or agreed to give any payment, gift or other thing of value, or similar benefit, to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) who was, is or may be in a position to help or hinder the Business that was for the purpose of obtaining or retaining any business or any other business advantage in violation of any Anti-Bribery Laws.

Section 3.24. Product Warranty; Product Recalls; Product Liability. (a) Except to the extent reflected in applicable warranty reserves or as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, since January 1, 2014, each product sold by the Companies in conducting the Business as currently conducted has been manufactured in conformity with all applicable product specifications, all express and implied warranties, and all Applicable Laws.

(b)       As of the date hereof, there have been no product recalls (whether voluntary or involuntary) and, to the knowledge of Seller, there are no circumstances as of the date hereof that would reasonably be expected to result in a product recall (whether voluntary or involuntary).

(c)       As of the date hereof, to the knowledge of Seller, none of the Companies has any material liability arising out of claims asserted for any injury to individuals or property as a result of the ownership, possession, or use of any product sold, by the Companies.

(d)       As of the date hereof, to the knowledge of Seller, none of the Companies’ products is the subject of an investigation by the Consumer Products Safety Commission or any other Governmental Authority.

Section 3.25. Affiliate Transactions. Section 3.25 of the Seller Disclosure Schedule contains a true, complete and accurate list of all Intercompany Agreements.

Section 3.26. Customers and Suppliers. (a) Section 3.26(a) of the Seller Disclosure Schedule contains a true, complete and accurate list, of total sales by the Business for each of the fiscal year ended on December 31, 2018 and the nine (9) month period ended on September 30, 2019, of the ten (10) largest customers of the Business measured by aggregate billings (each a “Significant Customer”). Since December 31, 2018 until the date hereof, except as set forth in Section 3.26(a) of the Seller Disclosure Schedule, there has not been any material termination, cancellation or change in the business relationship, and there has not been any material dispute, each with respect to the Business, between the Company or any of its Affiliates, on the one hand, and any Significant Customer, on the other hand, and there have not been any indications that any Significant Customer intends to cease or materially alter its business relationship with the Business or materially reduce its rate or amount of purchases from the Business. Seller has provided Buyer a true, complete and correct copy of each Significant Customer Contract set forth on Section 3.26(a) of the Seller Disclosure Schedule (including any amendments, modifications or supplements thereto).

(b)       Section 3.26(b) of the Seller Disclosure Schedule contains a complete and accurate list, of total purchases by the Company for each of the fiscal year ended December 31, 2018 and the nine (9) month period ended on September 30, 2019, of the ten (10) largest suppliers to the Business (each a “Significant Supplier”) measured by aggregate expenditures. Since December 31, 2018 until the date hereof, except as set forth in Section 3.26(b) of the Seller Disclosure Schedule, there has not been any material termination, cancellation or change in the business relationship, and there has not been any material dispute, each with respect to the Business, between the Company or any of its Affiliates, on the one hand, and any Significant Supplier, on the other hand, and there have not been any indications that any Significant Supplier intends to cease or materially alter its business relationship with the Business or materially increase its rate or materially reduce the amount of sales to the Business. Seller has provided Buyer a true, complete and correct copy of each Significant Supplier Contract set forth on Section 3.26(b) of the Seller Disclosure Schedule (including any amendments, modifications or supplements thereto).

Section 3.27. Insurance. (a) Section 3.27(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date hereof of all Insurance Policies.

(b)       Each of the Insurance Policies is valid, outstanding, enforceable, is in full force and effect, in each case in all material respects (and all premiums due and payable thereon up to and including the Closing Date have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any Insurance Policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by the Company or any of its Affiliates.

(c)       The Company is in compliance in all material respects with each of the Insurance Policies, and, neither the Company nor any of its Affiliates is in default of any provision thereof, except for such defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(d)       Except for reservation of rights letters provided to Seller or any of its Affiliates in connection with construction defect claims that are not covered by any of the Insurance Policies, since January 1, 2016, neither Seller nor any of its Affiliates (including the Company) have made any claim under any such Insurance Policy with respect to which an insurer has, in a written notice to Seller or any of its Affiliates (including the Company), denied or disputed or otherwise reserved its rights with respect to such coverage, and since January 1, 2016 no insurer has threatened in writing to cancel any such Insurance Policy, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.28. Bank Accounts. Section 3.28 of the Seller Disclosure Schedule sets forth a true, complete and correct list of all bank accounts maintained by any of the Companies or their Affiliates as of the date hereof exclusively for the benefit of the Business and all the authorized signers on each such account.

Section 3.29. Letters of Credit; Guarantees. Section 3.29 of the Seller Disclosure Schedule sets forth a true, complete and correct list of all letters of credit, guarantees, performance or warranty bonds and similar instruments issued or maintained by or on behalf of any of the Companies or primarily for the benefit of the Business as of the date hereof.

Section 3.30. Inventory. Except as would not be material to the Business, taken as a whole, all Inventory, whether or not reflected in the Financial Statements, consists of a quality usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. Except as set forth in Section 3.27 of the Seller Disclosure Schedule, all Inventory is owned by the Companies, free and clear of all Liens (other than Permitted Encumbrances), and no Inventory is held on a consignment basis.

Section 3.31. No Additional Representations or Warranties. Except as expressly and specifically set forth in this Article 3, the Transaction Agreements, or any certificate delivered pursuant to Section 2.05(a), none of Seller, any Company or any of their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives has made, or is making, any representation or warranty whatsoever to Buyer or any of its Affiliates and, no such party shall be liable in respect of the accuracy or completeness of any information (including any projections on the future performance of the Business) provided to Buyer or any of its Affiliates, or any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives.

Article 4
Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows as of the date hereof and as of the Closing:

Section 4.01. Existence and Power. Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted.

Section 4.02. Authorization. (a) The execution, delivery and performance by Buyer of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the organizational powers of Buyer and have been duly authorized by all necessary organizational action on the part of Buyer.

(b)       This Agreement constitutes a valid, binding and enforceable agreement of Buyer and each other Transaction Agreement to which Buyer is a party, when executed and delivered by Buyer, will constitute a valid, binding and enforceable agreement of Buyer, subject, in the case of enforceability, to the Enforceability Exception.

Section 4.03. Governmental Authorization. Performance of this Agreement by Buyer requires no action by or in respect of, or filing with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act; (b) the filing of applications and notices with, and receipt of approvals, licenses, or consents of, the Governmental Authorities set forth on Section 3.04 of the Seller Disclosure Schedule; (c) any actions required to be taken in order to effect the Holdco Charter Amendment and (d) any actions or filings, the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby. Other than its direct or indirect interests in Buyer and its Subsidiaries, neither the ultimate parent entity (for purposes of compliance with the HSR Act) of Buyer nor any of such ultimate parent’s Affiliates owns any interest in any Person that derives a substantial portion of its revenues from products, services or lines of business within the Business’ principal products, services or lines of business, and Buyer is not aware of any reason why any actions by or in respect of, or filings with, any Governmental Authority referred to in Section 4.03 will not be made or obtained promptly after the date hereof and in any event by the End Date.

Section 4.04. Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the organizational documents of Buyer; (b) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (c) result in the creation or imposition of any Lien on any asset of Buyer, except for any Permitted Encumbrances and with such exceptions, in the case of clauses (b) and (c), as would not, reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.05. Reserved.

Section 4.06. Financing. (a) Buyer has delivered to Seller prior to the date hereof true and complete copies of (i) a fully executed commitment letter, dated as of the date hereof, by and among Buyer and the Debt Financing Sources party thereto, including all annexes, exhibits, schedules and other attachments thereto and all executed fee letters associated therewith (other than the fees and other commercially sensitive information set forth therein, which have been redacted; provided that Buyer represents and warrants that any such redacted information does not include, or permit the imposition of, any new or additional conditions (or modify or expand any existing conditions)) (the “Debt Commitment Letter”), dated as of the date hereof, pursuant to which the lenders and other parties thereto have committed, on the terms and subject to the conditions set forth therein, to provide Buyer with debt financing in the amounts set forth therein in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) a fully executed investment agreement, including all annexes, exhibits, schedules and other attachments thereto (the “Investment Agreement” and, together with the Debt Commitment Letter, the “Financing Commitment Letters”), dated as of the date hereof, by and between Hux Investment Pte. Ltd. (the “Equity Financing Source”) and Holdco, pursuant to which the Equity Financing Source has committed to provide equity financing in the amount and on the terms and subject to the conditions set forth therein in connection with the transactions contemplated hereby (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)       As of the date of this Agreement, (i) the Debt Commitment Letter is in full force and effect and constitutes a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, (ii) the Investment Agreement is in full force and effect and constitutes a valid and binding obligation of Holdco and the other parties thereto and (iii) each of the Financing Commitment Letters is enforceable against Buyer or Holdco (as applicable) and, to the knowledge of Buyer, the other parties thereto in accordance with its terms, subject to the Enforceability Exception. As of the date of this Agreement, no Financing Commitment Letter has been amended or modified in any respect, no provisions or rights thereunder have been waived and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect, nor is any such amendment, modification, withdrawal or rescission currently contemplated or the subject of discussions, except for amendments or modifications to join agents, co-agents, lenders, arrangers, bookrunners or other Persons that have not executed the Financing Commitment Letters as of the date of this Agreement. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under (A) the Debt Commitment Letter on the part of Buyer or, to the knowledge of Buyer, any other party thereto, or (B) the Investment Agreement on the part of Holdco or any other party thereto. As of the date of this Agreement, Buyer is not aware of any fact, event or other occurrence that makes any of the representations and warranties of Buyer or Holdco (as applicable) in any Financing Commitment Letter inaccurate in any material respect. As of the date of this Agreement, there are no conditions precedent or other contingencies directly or indirectly related to the funding of the full amount of the Financing contemplated to be funded at the Closing (including any flex provisions) other than the conditions precedent expressly set forth in the Financing Commitment Letters, and, as of the date of this Agreement, assuming the satisfaction of the conditions set forth in Sections 8.01(a) and (b), Buyer has no reason to believe that (x) it or any other party thereto will not be able to satisfy on a timely basis any term or condition of the Financing Commitment Letters, including any condition to the closing of the Financing, or (y) the full amount of the Financing contemplated to be funded at the Closing will not be made available to Buyer at or prior to the Closing. Other than as set forth or described in the Financing Commitment Letters, there are no side letters or other contracts, contingencies or conditions precedent to the obligations of counterparties thereto to provide the Financing or that would permit the counterparties thereto to reduce the total amount of the Financing. The aggregate proceeds of the Financings are in an amount sufficient to (1) consummate the Closing upon the terms contemplated by this Agreement, (2) pay all other amounts payable by Buyer in connection with the consummation of the transaction contemplated by this Agreement and required to be paid on the Closing Date and (3) pay all related fees and expenses of Buyer and its Affiliates required to be paid on the Closing Date. Buyer has fully paid, or caused to be paid, any and all commitment fees and any and all other fees and expenses, in each case as are required to be paid on or prior to the date of this Agreement pursuant to the terms of the Financing Commitment Letters.

(c)       Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to any obligations of Buyer hereunder, including the obligation to consummate the transactions contemplated hereby.

(d)       Buyer has and at all times will have sufficient cash on hand, together with undrawn capacity under its existing bank revolver facility, in the aggregate to make any payment of the Termination Fee (and any related amounts payable by Buyer pursuant to Section 9.03 hereof) if such amounts were due and payable at such time.

Section 4.07. Solvency. Buyer is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Business. Assuming the satisfaction of the conditions set forth in Sections 8.01(a) and (b), immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement, Buyer, Holdco and their respective Subsidiaries, on a consolidated basis, (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liabilities on its debts as they become absolute and matured), (b) will not have unreasonably small capital with which to engage in its business and (c) will not have incurred (or intend to incur) debts beyond its ability to pay as they become absolute and matured.

Section 4.08. Purchase for Investment. Buyer is purchasing the Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.

Section 4.09. Litigation. Buyer is not a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings concerning its business, which are in progress or, to Buyer’s knowledge, threatened or pending by or against or concerning its business that would reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.10. Finders’ Fees. Other than in connection with the Debt Financing (the fees and expenses of which will be borne in full by Buyer), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from any Person in connection with the transactions contemplated by this Agreement.

Section 4.11. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as its acquisition of the Interests as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer complete and open access to the employees, documents and facilities of the Business, and Buyer has undertaken prior to the date hereof all investigations and inquiries and has requested all documents and information as it deems necessary in connection with entry into this Agreement and the consummation of the transactions contemplated hereby. Buyer agrees to accept the Interests and the Business in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by Seller or any Company or any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives, except as specifically and expressly set forth in Article 3, the Transaction Documents, and any certificate delivered pursuant to Section 2.05. Without limiting the generality of the foregoing, Buyer acknowledges that none of Seller, any Company or any of their respective Affiliates makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or (b) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as expressly set forth in Article 3, the Transaction Documents, and any certificate delivered pursuant to Section 2.05.

Article 5
Covenants

Section 5.01. Conduct of Business. (a) From the date of this Agreement until the Closing Date, except as otherwise expressly contemplated by this Agreement, required by Applicable Law, Permit, or any Governmental Authority, as set forth in Section 5.01 of the Seller Disclosure Schedule or with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its controlled Affiliates to, use commercially reasonable efforts to conduct the Business in the ordinary course in all material respects. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as otherwise expressly contemplated by this Agreement, required by Applicable Law, Permits, or any Governmental Authority, as set forth in Section 5.01 of the Seller Disclosure Schedule or with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall not permit the Companies or the Business to:

(i)       amend (whether by merger, consolidation or otherwise) any Company certificate of formation, limited liability company agreement or equivalent organizational documents;

(ii)       (A) grant, split, combine, redeem or reclassify or otherwise acquire, or pledge or encumber (other than in the ordinary course of business) any Company Securities or (B) declare, set aside or pay any dividend or other distribution;

(iii)       incur any Indebtedness in an aggregate principal amount in excess of $500,000, other than Business Credit Support in the ordinary course of business consistent with past practice, or grant any Lien on the property of any of the Companies other than a Permitted Encumbrance;

(iv)       make, agree or commit to capital expenditures in excess of (A) in the fiscal year 2019, the aggregate amount set forth in the Business’ capital expenditures forecast for fiscal year 2019 by more than $1,000,000 in the aggregate, or (B) in the fiscal year 2020, the aggregate amount set forth in the Business’ capital expenditures forecast for fiscal year 2020, or, in each case, delay or fail to continue to make capital expenditures in accordance with such capital expenditures forecasts in all material respects (subject to market conditions or any other reasonable business explanation for any such delay or failure);

(v)       authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver any Company Securities;

(vi)        acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, (A) any material acquisition of equity securities or (B) any material assets of any Person, other than acquisitions of inventory, raw materials and supplies in the ordinary course of business;

(vii)       dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise), directly or indirectly, any material assets, other than (A) pursuant to existing Contracts or (B) sales of goods and services in the ordinary course of business;

(viii)       take, or permit any of its Affiliates or its or their respective officers, directors, or employees, or authorize any of its representatives or its or their respective representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, knowingly encourage, initiate, maintain or engage in discussions or negotiations regarding, or provide any information to or enter into any agreement (whether or not binding) with any Person (other than Buyer and its Affiliates) involving a direct or indirect change of control (however structured) of or involving the Company, any sale of material assets (other than inventory in the ordinary course) of or involving the Company, any reorganization, recapitalization or similar arrangement involving the Company, or any other business combination involving the Company, and shall immediately terminate, cease and cause to be terminated and ceased all existing discussions, negotiations and other communications with any Person with respect to any transaction contemplated by of this Section 5.01(a)(viii);

(ix)       make any material loans, advances or capital contributions to, or material investments in, any other Person, other than loans, advances or capital contributions to, or investments in, any Company;

(x)       sell, lease, transfer, abandon or otherwise dispose of, or incur any Lien (other than a Permitted Encumbrance) on, any assets that are material to the Business, except for the sale, lease, transfer or disposition of assets in the ordinary course of business;

(xi)       other than as required by the terms of any Employee Benefit Plan (pursuant to its terms as of the date hereof and as disclosed on a schedule hereto) or, with respect to subsection (A) or (C), Applicable Law, (A) with respect to any Company Employee, officer, director or independent contractor of the Business (1) grant or increase any severance or other termination entitlement to such individual (or amend any existing severance or other termination pay arrangement) for which any Company is liable or (2) enter into any employment, independent contractor, deferred compensation or other similar agreement with such individual (or amend any existing agreement), (B) negotiate, establish, adopt, enter into or amend any collective bargaining agreement or other Contract with a Union or (C) increase compensation, bonus or other benefits payable or paid, whether conditionally or otherwise, to any current or former Company Employee, director, officer, or independent contractor, except in each case (1) in the ordinary course of business consistent with past practice with respect to any non-officer employee who will earn annual base compensation not in excess of $200,000 and (2) with respect to any Seller Benefit Plan, any adoption of or amendment thereto that is generally applicable to Seller employees;

(xii)       hire, engage or terminate (other than for cause) the employment or engagement of any employee or independent contractor who will earn annual base compensation in excess of $200,000;

(xiii)       recognize or certify any Union as the bargaining representative of any Company Employee or individual providing services to the Companies or the Business;

(xiv)       settle, agree to settle, release, waive or otherwise compromise any Action pending or threatened in writing (A) involving potential payments by or to the Business or the Companies of more than $250,000 in any single instance that remains unpaid as of Closing, (B) in which the Business or the Companies becomes subject to equitable relief, (C) involves any admission of a criminal act or (D) as a result of which the Business would reasonably be expected to be materially and adversely impacted or restricted;

(xv)       amend, terminate, renew, cancel or modify in any material respect (including by accelerating material rights or benefits under) any Contract listed in Section 3.11(a) of the Seller Disclosure Schedule, or enter into any new Contract that would have been required to be listed in Section 3.11(a) of the Seller Disclosure Schedule had it been in effect as of the date hereof, in each case other than in the ordinary course of business;

(xvi)       make, change or revoke any material Tax election, surrender any material Tax refund or right to claim a Tax refund, offset or other reduction in material Tax liability, change any annual Tax accounting period, amend any Tax Return, adopt or change any accounting method in respect of Taxes, enter into any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), settle or compromise any material Tax audit or material Tax liability, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes, or fail to make any required payment of material Taxes (including estimated Taxes) except, in each case, (A) to the extent related to Taxes paid on an affiliated, consolidated, combined or unitary basis or (B) to the extent such action by a Company or Seller is not reasonably expected to have a significant adverse impact on Buyer or its Affiliates (including the Companies) after the Closing Date;

(xvii)       make any change to its methods, policies or procedures of financial accounting, except as required by changes in GAAP or other Applicable Law;

(xviii)       merge, adopt a plan or agreement of complete or partial liquidation or dissolution or reorganization of the Business;

(xix)       waive, abandon, or otherwise dispose of any rights in or to any material Intellectual Property used in or necessary for the Business; or

(xx)       agree or commit, whether or not in writing, to do any of the foregoing;

provided that, for the sake of clarity, prior to the Reference Time, nothing in this Section 5.01 shall restrict Seller or any of its Affiliates from taking any action to: (A) cause the Companies to dividend, distribute or otherwise pay to Seller or any of its Affiliates any or all of their cash, (B) remove, or cause any Affiliate to remove, and pay to Seller or any of its Affiliates any cash held in any bank account of the Companies or the Business or (C) settle or otherwise terminate or eliminate intercompany balances between Seller and any of its Subsidiaries, on the one hand, and the Business, on the other hand, and make capital increases or decreases in connection therewith; provided, further that for the avoidance of doubt, nothing in the immediately preceding proviso shall limit Seller’s obligations under Section 2.04. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that an e-mail from one or more of the following individuals (or such other persons as Buyer may specify by notice to the Company) specifically referencing this Section and expressly granting consent shall constitute a valid form of consent of Buyer for all purposes under this Section 5.01: Wally Cisowski (WECisowski@acpicorp.com) or Larry Denbrock (LDenbrock@acpicorp.com).

(b)       Prior to the Closing, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly, take or agree to take (or omit to take or agree to omit to take) any action (including any action (whether by merger, consolidation or otherwise) to acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, Person or division or part thereof, or any securities or collection of assets, including entering into (or agreeing to enter into) any letter of intent, agreement in principle or definitive agreement for the acquisition, purchase, lease or license thereof) that would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Closing or any of the other transactions contemplated hereby or the expiration or termination of any applicable waiting period under the HSR Act or any other applicable antitrust law, (ii) increase the risk of any Governmental Authority entering an order or injunction to prevent, prohibit, restrict or delay the consummation of the Closing or any of the other transactions contemplated hereby, (iii) increase the risk of not being able to remove any such order or injunction on appeal or otherwise (iv) result in the requirement under Applicable Law to obtain a consent of any Governmental Authority in order for the Closing to occur that was not previously so required or (v) otherwise prevent, prohibit, restrict or materially affect, impair or delay the satisfaction of the conditions set forth in Article 8 or the consummation of the Closing or any of the other transactions contemplated hereby.

Section 5.02. Certain Filings. Seller and Buyer shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 5.03. Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use commercially reasonable efforts to take, or cause to be taken (including by their respective Affiliates), all actions and to do, or cause to be done (including by their respective Affiliates), all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement and the Transaction Documents; provided that in no event shall the commercially reasonable efforts of any party hereunder be deemed to include any such party being required to (i) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (ii) divest or otherwise hold separate (including by establishing a trust or otherwise) or to take any other action (or otherwise agree to do any of the foregoing) with respect to any of Buyer’s, the Company’s, any of the Company’s Subsidiaries’ or any of their respective Affiliates’ businesses, assets or properties. Seller shall, and shall cause each Company to, use commercially reasonable efforts to (A) obtain any third party consents and make any other notifications that may be required in connection with the transactions contemplated by this Agreement or the Transaction Documents (without payment of any money) and (B) assist Buyer (without payment of any money) to obtain satisfactory title insurance for the Owned Real Property (e.g., title affidavits and authorizations). Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Companies to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Holdco shall effect the Holdco Charter Amendment prior to Closing, and shall take any and all actions as may be necessary or appropriate in order to give effect to the foregoing under Applicable Law.

(b)       Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Companies, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and, subject to the proviso to the first sentence of Section 5.03(a), use commercially reasonable efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (including, unless Seller agrees otherwise, requesting the early termination thereof). In connection with the obligations of the parties under this Section 5.03, Buyer may, in its sole discretion and on one occasion only on or after the 20th day after the date hereof (or as otherwise agreed by the parties), withdraw and refile pursuant to 16 C.F.R. 803.12 its Notification and Report Form filed pursuant to the HSR Act (the “HSR Form”), so long as the HSR Form is refiled no later than the end of the second (2nd) Business Day after the withdrawal of the HSR Form.  If and only if Buyer has not previously exercised its right to withdraw and refile the HSR Form pursuant to this Section 5.03(b), then Seller may, in its sole discretion and on one occasion only on or after the 20th day after the date hereof (or as otherwise agreed by the parties), require that the Buyer withdraw and refile the HSR Form pursuant to 16 C.F.R.

803.12 no later than the end of the second (2nd) Business Day after the withdrawal of the HSR Form.  Nothing herein shall prevent the parties hereto from agreeing by mutual consent to Buyer withdrawing the HSR Form more than one time.

(c)       Subject to Applicable Law relating to the sharing of information, each party hereto shall (i) furnish the other party with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (A) prepared by or on behalf of such party for any Governmental Authority and affording the other party opportunity to comment and participate in responding, where appropriate; and (B) received by or on behalf of such party from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval and (ii) use commercially reasonable efforts to consult with and keep the other party hereto informed as to the status of such matters. Further, no party hereto shall, nor shall it permit any of its Representatives to, meet or engage in material conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent not precluded by Applicable Law or regulation or exempted by this Agreement, offers the other party the opportunity to participate in such meeting or conversation. Each of Seller and Buyer shall not, and shall cause its Affiliates not to, take, refrain from taking or cause to be taken any action (including, for the sake of clarity, any other acquisition or investment) that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of any consent, authorization, order or approval of any Governmental Authorities.

Section 5.04. Access. (a) From the date hereof until the Closing Date, Seller shall (i) give Buyer, its counsel, financial advisors, auditors and other authorized Representatives, who are bound by the Confidentiality Agreement, reasonable access during Working Hours to the offices and properties, and to copies of books and records, of the Business; (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized Representatives, who are bound by the Confidentiality Agreement, such financial and operating data and any other information relating to the Business as such Persons may reasonably request; and (iii) instruct the employees, counsel and financial advisors of the Companies to cooperate with Buyer in its investigation of the Business in each case, including by providing reasonable access and assistance required in connection with transition planning and any steps required to ensure the independent operation of the Business following the Closing. Any investigation pursuant to this Section 5.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business. Notwithstanding the foregoing, (A) Seller shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege (provided that Seller shall notify Buyer in reasonable detail of the circumstances giving rise to such privilege and cooperate with Buyer and use commercially reasonable efforts to provide the applicable information or access in a manner that does not jeopardize such privilege), contravene any Applicable Law or contravene any confidentiality undertaking; and (B) prior to the Closing Date, Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties of the Business, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media.

(b)       On and after the Closing Date, Buyer will, and will cause the Companies to, (i) use commercially reasonable efforts to maintain the books and records of the business of the Companies for a period of eight years in accordance with its ordinary course document retention policies; provided, that Buyer may dispose of any such books and records during such eight year period if the same are first offered in writing to Seller and not accepted by Seller within forty-five (45) days of such offer; (ii) upon reasonable written notice and during Working Hours, afford to Seller and its agents reasonable access to (A) properties, copies of books and records for the period prior to Closing and (B) employees and auditors of the business of the Companies, in each case to the extent necessary to permit Seller to perform or satisfy Seller’s preparation of financial statements and tax returns relating to any period on or before the Closing Date or for any other reasonable business purpose. Notwithstanding the foregoing, Buyer shall not be required to provide access or disclose information to the extent that such access or disclosure relates to a dispute between Buyer and/or any of its Affiliates, on the one hand, and Seller and/or any of its Affiliates, on the other hand, or would jeopardize the attorney-client privilege (provided that Buyer shall notify Seller in reasonable detail of the circumstances giving rise to such privilege and cooperate with Seller and use commercially reasonable efforts to provide the applicable information or access in a manner that does not jeopardize such privilege) or contravene any Applicable Law.

(c)       From the date hereof until the Closing Date, without Seller’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its Affiliates not to, contact any customers, vendors or suppliers of, or other third parties having business relationships with, the Business, other than in the ordinary course of Buyer’s or its Affiliates’ businesses or, after satisfaction of the condition set forth in Section 8.01(a)(i), for transition planning (in coordination with Seller and otherwise in a manner that is consistent with Applicable Law) where such contact does not relate to the Business, this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby and is in any event conducted in compliance with the terms of the Confidentiality Agreement. Seller shall cooperate with Buyer in conducting meetings with such persons, after satisfaction of the condition set forth in Section 8.01(a)(i), to the extent reasonably required in connection with the transition of the Business.

(d)       On and after the Closing Date, Seller will, and will cause its Subsidiaries to, upon reasonable written notice and during Working Hours, afford to Buyer and its agents reasonable access to (A) properties, copies of books and records relating to the Business for the period prior to Closing and still within the possession of Seller and (B) employees and auditors of the business of the Companies, in each case to the extent necessary to permit Buyer to address tax, HR or other audits of the Business or for any other reasonable business purpose.  Notwithstanding the foregoing, Seller shall not be required to provide access or disclose information to the extent that such access or disclosure relates to a dispute between Seller and/or any of its Affiliates, on the one hand, and Buyer and/or any of its Affiliates, on the other hand, or would jeopardize the attorney-client privilege (provided that Seller shall notify Buyer in reasonable detail of the circumstances giving rise to such privilege and cooperate with Buyer and use commercially reasonable efforts to provide the applicable information or access in a manner that does not jeopardize such privilege) or contravene any Applicable Law.

Section 5.05. Notices of Certain Events. (a) Each party shall, to the extent permissible by Applicable Law, promptly notify the other of each of the following events if such event occurs prior to the Closing:

(i)       any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)       any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (to the extent notification thereof to Buyer is permitted by such Governmental Authority); and

(iii)       any actions, suits, claims, investigations or proceedings commenced that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 (in the case of Seller) or Section 4.09 (in the case of Buyer).

(b)       Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.05 shall not provide the other party hereto the right not to effect the transactions contemplated by this Agreement.

Section 5.06. Seller Marks. (a) Buyer and the Companies shall have no right, title or interest in or to the “Masco” names and trademarks, any trademarks or other indicia of origin listed in Section 5.06(a) of the Seller Disclosure Schedule, any stylized variations, logos and designs used in connection with the foregoing, any variation or derivative of any of the foregoing, or any names, trademarks, logos or designs confusingly similar to any of the foregoing (collectively, the “Seller Marks”). Buyer hereby acknowledges and agrees that neither it nor any of its Affiliates (including, as of the Closing, the Companies) shall acquire any goodwill, rights or benefits arising from the Seller Marks and that all such goodwill, rights and benefits shall inure solely to Seller.

(a)       Without limiting the generality of the foregoing, Seller grants a limited, non-exclusive right to Buyer and the Companies for a period of one hundred eighty (180) days following the Closing to use the Seller Marks, but solely to the extent necessary to allow Buyer and the Companies to market, distribute and sell the products manufactured by the Companies prior to the Closing Date (it being understood that (i) Buyer and the Companies shall only utilize labels and packaging, advertising, marketing, sales and promotional materials to the extent they existed immediately prior to the Closing Date, and (ii) notwithstanding the foregoing, Buyer and the Companies shall neither (A) use any Seller Marks in any manner or for any purpose which in any way differs from the use of such Seller Marks by Seller or the Companies immediately prior to the Closing Date, nor (B) manufacture or produce, or cause or permit any third party to manufacture or produce, any new labels or packaging, advertising, marketing, sales or promotional materials incorporating any Seller Marks in any manner).

(b)       Promptly upon the expiration of the period set forth in Section 5.06(b), the Companies shall (and Buyer shall cause the Companies to) (i) cease all use of the Seller Marks (ii) destroy and dispose of all labels and advertising, marketing, sales and promotional materials, in each case, in its possession or subject to its control, bearing any Seller Marks, (iii) cause their names to be changed to such other names that do not include the Seller Marks and make all necessary filings and use commercially reasonable efforts to cause all applicable Governmental Authorities to change all applications, registrations and filings, including corporate names, seals and certificates of the Companies such that they will not include any Seller Marks, and (iv) transfer any and all rights in all registrations for domain names incorporating any Seller Marks to Seller. From and after the Closing, none of Buyer, Buyer’s Affiliates or any Company shall challenge the ownership, validity or enforceability of any Seller Marks.

(c)       Except with respect to the Company Intellectual Property Rights or as expressly set forth in this Section 5.06, the parties acknowledge and agree that neither party nor any of its Affiliates grants any license or other right, title or interest in or to any of its or its Affiliates’ Intellectual Property Rights to the other party under this Agreement, whether by implication, estoppel, exhaustion or otherwise, and each party retains and reserves all rights with respect to its and its Affiliates’ Intellectual Property Rights not expressly granted under this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in or to any Intellectual Property Rights of any third party.

Section 5.07. Public Announcements. No party shall, without the prior consultation of the other party hereto to the extent reasonably practicable, issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby, except to the extent required by Applicable Law, any regulatory or supervisory body or the rules of any securities exchange to which the disclosing party is subject. Buyer may confidentially make statements and disclose information related to this Agreement and the transactions contemplated by this Agreement solely to its and its Affiliates’ current and prospective direct and indirect investors who are subject to customary confidentiality restrictions without the prior written consent of any other party.

Section 5.08. Intercompany Matters. Effective as of the Closing, except (a) for the Transition Services Agreement, (b) as contemplated by this Agreement and (c) for those arrangements set forth on Section 5.08 or Section 5.11 of the Seller Disclosure Schedule, all intercompany accounts between Seller or any of its Affiliates (other than the Companies), on the one hand, and any Company, on the other hand, shall be settled and paid in full (regardless of the terms of payment of such intercompany accounts), and all agreements between Seller or any of its Affiliates (other than the Companies), on the one hand, and any Company, on the other hand, shall be terminated, in each case without further liability or obligation (contingent or otherwise) of any party thereunder. Seller shall afford Buyer a reasonable opportunity to review all documentation relating to the settlement of such intercompany accounts, if any, prior to their termination.

Section 5.09. Letters of Credit; Other Obligations. (a) From the date hereof until no Business Credit Support remain outstanding (including, for the avoidance of doubt, if applicable, after the Closing), Buyer shall use commercially reasonable efforts to (i) arrange for substitute letters of credit, guarantees and other obligations to replace (A) any letters of credit, guarantees, financial assurances, surety bonds, performance bonds and other contractual obligations listed on Section 5.09(a) of the Seller Disclosure Schedule and entered into by or on behalf of Seller or any of its Affiliates (other than solely by (but not on behalf of) the Companies) in connection with the Business, including the letters of credit, guarantees, financial assurances, surety bonds, performance bonds, bid bonds, letters of indemnity and other contractual obligations listed thereon outstanding as of the date of this Agreement and (B) any letters of credit, guarantees, financial assurances, surety bonds, performance bonds, bid bonds, letters of indemnity and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than solely by (but not on behalf of) the Companies) in connection with the Business in the ordinary course of business on or after the date of this Agreement and prior to the Closing (collectively under the immediately preceding clauses (A) and (B), together with all obligations thereunder, the “Business Credit Support”) or (ii) assume at Closing all obligations under each Business Credit Support, obtaining from the creditor or other counterparty (or, in the case of letters of credit, bonds or other similar Business Credit Support, the issuing bank (or similar entity) thereof) a full release (in a form and substance satisfactory to Seller) of all parties liable, directly or indirectly, for reimbursement to the creditor or issuing bank (or similar entity), as applicable, or fulfillment of other obligations to a counterparty or issuing bank (or similar entity), as applicable, in connection with amounts drawn or otherwise due and payable under the Business Credit Support (including any lenders or other financing parties participating in such letters of credit, bonds or similar Business Credit Support). To the extent any Business Credit Support remains outstanding following the Closing, Buyer shall indemnify and hold harmless Seller against, and reimburse Seller for, all amounts paid after Closing, including costs, fees or expenses in connection with such Business Credit Support, including Seller’s and its Affiliates’ fees in maintaining such Business Credit Support, whether or not any such Business Credit Support is drawn upon or required to be paid or otherwise performed, and shall in any event promptly reimburse Seller to the extent any Business Credit Support is drawn upon and Seller or any of its Affiliates makes any payment, including any reimbursement of the party issuing or otherwise providing the Business Credit Support.

(b)       Notwithstanding anything to the contrary contained herein, as promptly as practicable following Closing, Buyer shall file replacement compliance bonds to be approved by the relevant Governmental Authority and effective as of the Closing Date or as soon as possible thereafter, to replace each of the bonds set forth on Section 5.09(b) of the Seller Disclosure Schedule. Buyer hereby agrees to indemnify Seller and its

Affiliates, and otherwise hold them harmless from, any draw downs or claims with respect to such compliance bonds after the Closing.

(c)       Notwithstanding anything to the contrary contained herein, Buyer shall not (i) enter into any transactions after the Closing in the name of Seller or any of its Affiliates or, as reasonably practicable after the Closing, that would be covered by a Business Credit Support or (ii) amend, modify, extend or renegotiate any material term of any obligation that is covered by a Business Credit Support in any manner that increases or extends the potential exposure of Seller or any of its Affiliates under any Business Credit Support.

(d)       Buyer shall at all times (including after any termination of this Agreement until payment of the Termination Fee) maintain sufficient cash on hand, together with undrawn capacity under its existing bank revolver facility, in the aggregate to make any payment of the Termination Fee (and any related amounts payable by Buyer pursuant to Section 9.03 hereof) as and when any such amounts may become due and payable.

Section 5.10. Directors and Officers. (a) From and after the Closing, Buyer shall cause the Companies to maintain in effect and continue to provide to the fullest extent permitted by Applicable Law all rights to indemnification, advancement of expenses, exculpation and other limitations on liability currently existing in favor of any current or former Representative of each Company (including any predecessors thereof) (collectively, such Representatives, the “Seller Indemnitees”) under, and in no event on terms less favorable than those contained in, the organizational documents of any Company in effect on the date of this Agreement.

(b)       At or prior to the Closing, Buyer shall purchase or cause to be purchased a non-cancellable extension of the directors’ and officers’ liability coverage of the Seller’s existing directors’ and officers’ insurance policies for the Seller Indemnitees and the Seller’s existing fiduciary liability insurance policies for the Seller Indemnitees (collectively, the “D&O Tail Policy”), which shall (i) be for a claims reporting or discovery period of at least six years from and after the Closing with respect to any claim related to any period or time at or prior to the Closing, (ii) be from the Seller’s current insurance carrier with respect to such coverage or an insurance carrier with the same or better credit rating and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Seller’s existing insurance coverage for the Seller Indemnitees with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against the beneficiaries thereof by reason of their having served in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that (A) in no event shall Buyer be required to expend for the D&O Tail Policy an aggregate premium amount in excess of 300% of the premium amount per annum for the Seller’s existing insurance coverage for the Seller Indemnitees and (B) if the aggregate premium amount for the D&O Tail Policy exceeds such amount, Buyer shall be obligated to obtain a D&O Tail Policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount. Notwithstanding the foregoing, as an alternative to the foregoing and at Buyer’s request and at Buyer’s expense (including the costs of filing a claim and any deductibles, premium increases, Taxes or other amounts that are or become payable by Seller or any Affiliate of Seller as a result of Seller’s accommodation of Buyer’s request), Seller shall make commercially reasonable efforts to cause the officers and directors of the Companies serving prior to the Closing to remain covered for not less than six (6) years after the Closing Date under the Insurance Policies providing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters arising at or before the Closing, including (to the extent such coverage is permitted thereunder) the transactions contemplated herein.

(c)       In the event that Buyer, any Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of Buyer, any such Company, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 5.10.

(d)       The obligations of Buyer under this Section 5.10 shall not be terminated or modified in such a manner as to materially and adversely affect any Seller Indemnitee to whom this Section 5.10 applies without the written consent of such affected Seller Indemnitee (it being expressly agreed that each Seller Indemnitee shall be a third-party beneficiary of this Section 5.10).

Section 5.11. Assignment of Contracts and Rights. (a) Notwithstanding anything in this Agreement that may be deemed to the contrary, this Agreement shall not constitute an agreement to assign any Shared Contract or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Shared Contract or in any way adversely affect the rights of Seller, any Company or any of their respective Affiliates thereunder. If such consent is not obtained, Seller and Buyer will, until the first anniversary of the Closing Date, cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller’s obligations, all rights of Seller against a third party thereto. In connection with any Shared Contract that is (i) assigned, in whole or in part, to Buyer, any Company or any of their respective Subsidiaries, or (ii) sub-contracted, sub-licensed or sub-leased or under which Seller or any of its Affiliates otherwise passes along any benefits thereunder, in each case whether in whole or in part, to Buyer, any Company or any of their respective Subsidiaries, Buyer hereby agrees to perform, and to cause to be performed, all of its or such Company’s or Subsidiary’s (as applicable) obligations thereunder and shall (A) promptly, but in any event within 30 days of being invoiced therefor, reimburse Seller for all out-of-pocket expenses incurred by Seller or any of its Affiliates under any such Shared Contract and (B) hereby indemnify Seller and its Affiliates, and otherwise hold them harmless from, any failure to perform any such obligations.

(b)       Notwithstanding anything in this Agreement that may be deemed to the contrary, (i) neither Seller, Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money, incur any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent to assign a Shared Contract, (ii) the assignment of any Shared Contract shall not be a condition to the obligation of the parties hereto to consummate this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, and (iii) in no event shall Buyer be entitled to assert that a breach of this Section 5.11 shall have given rise to a failure of the condition set forth in Section 8.01(b)(ii).

Section 5.12. Insurance Coverage. (a) From and after the Closing, the Business shall cease to be insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any of Seller’s and its Affiliates’ insurance policies or by any of their respective matching deductible policies, other than: (i) for claims solely under the third party insurance policies listed on Section 5.12(a) of the Seller Disclosure Schedule (collectively, the “Available Insurance Policies”), for any claim, occurrence or loss exclusively related to the Business that occurred or existed prior to the Closing Date (to the extent the damages, losses and liabilities with respect to such claim, occurrence or loss were not taken into account in connection with the Purchase Price adjustment under Section 2.06 and do not relate to the Retained Distribution) (collectively, the “Pre-Closing Occurrences”) or (ii) with respect to any Pre-Closing Occurrences that are properly reported under the Available Insurance Policies prior to the Closing Date; provided that such claims under the Available Insurance Policies shall be subject to the terms, conditions and limitations of the relevant Available Insurance Policy and this Agreement, except to the extent otherwise mandated by Applicable Law. For the sake of clarity, the Available Insurance Policies shall not include any matching deductible policies or other self-insurance policies or programs of Seller or any of its Affiliates. Buyer shall procure all contractual and statutorily obligated insurance for the Business as of Closing.

(b)       From and after the Closing, (x) Seller will be responsible for the Claims Administration with respect to claims of Seller under the Available Insurance Policies and (y) the Business and Buyer will be responsible for the Claims Administration with respect to claims of the Business under the Available Insurance Policies. Any claims for Pre-Closing Occurrences under the Available Insurance Policies are subject to and conditioned upon the following:

(i)       The Business or Buyer shall be solely responsible for notifying all insurance companies of such Pre-Closing Occurrences and complying with all policy terms and conditions for pursuit and collection of such Pre-Closing Occurrences, and the Business and Buyer shall promptly notify Seller’s corporate insurance department of any such claims. Neither the Business, Buyer nor any of their Affiliates shall, without the written consent of Seller, amend, modify or waive any rights of Seller or other insureds under any Available Insurance Policy. The Business and Buyer shall exclusively bear and be liable (and Seller shall have no obligation to repay or reimburse the Business, Buyer or any of their Affiliates)

for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such Pre-Closing Occurrences;

(ii)       With respect to claims for Pre-Closing Occurrences, each party hereto shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain the benefit of the Available Insurance Policies and pay such benefit, if any, to Buyer (net of any Recovery Costs incurred by Seller or its Affiliates as a result of the same); provided that Buyer agrees to reimburse Seller promptly upon request for all out-of-pocket costs or expenses incurred by Seller or any Affiliate of Seller in connection with making or pursuing any claim pursuant to this Section 5.12, including the costs of filing a claim and any deductibles or other amounts that are or become payable by Seller or any Affiliate of Seller as a result of claims made pursuant to this Section 5.12 (such costs and expenses referred to in this clause (ii), “Recovery Costs”). The parties agree that any recoveries under the Available Insurance Policies pursuant to this Section 5.12 shall inure first to Seller to reimburse all Recovery Costs that have not already been reimbursed; and

(iii)       Each party hereto agrees to provide reasonable assistance to, and cooperate with, such party or its Affiliates with respect to the Claims Administration referred to in the first sentence of this Section 5.12(b). None of Buyer, Seller and their respective Affiliates and their respective directors, officers, agents and employees shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any Person for or in connection with the provision of such assistance or cooperation. All out-of-pocket expenses incurred by either party or its Affiliates in providing any such assistance or cooperation shall be reimbursed promptly by the other party or its Affiliates.

Section 5.13. Retained Distribution. (a) From and after the Closing, Buyer agrees that Seller shall have the sole right to claim and collect any amounts that may be distributed to Seller as a claimant or class member in connection with a proposed settlement (the “Proposed Settlement”) that has been submitted for approval to the court in an action entitled In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, MDL 1720 (MKB) (JO) (the “Retained Distribution”). Buyer, on behalf of itself and its Affiliates (including the Companies) agrees that it shall promptly pay to Seller any amounts that Buyer or its Affiliates (including the Companies), may receive with respect to the Retained Distribution. In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates to, take all steps necessary, including executing any assignment or other agreement in a form and substance satisfactory to Seller, to assign any payment or distribution it receives on account of the Retained Distribution to Seller or one of its Affiliates, as designated by Seller.

(b)       In the event that the Proposed Settlement is approved by the court, and without limiting the generality of Section 5.04(b), after the Closing, Buyer shall cooperate with Seller and its Affiliates in the preparation of any claim or other documentation required to effectuate payment of the Retained Distribution to Seller, including (i) making available to Seller and its Affiliates pertinent records, materials and information in Buyer’s, the Companies’ or their respective Affiliates’ possession or control relating thereto as reasonably requested by Seller or its Affiliates, including by making the Company Employees available at reasonable times to provide information, discovery documentation, take depositions and testify; and (ii) otherwise providing any assistance reasonably requested by Seller or its Affiliates relating to the Retained Distribution. Each of Seller and Buyer shall take all reasonable precautions so as not to jeopardize any privilege reasonably available to Seller or any of its Affiliates. At Seller’s request, Buyer shall enter into a common interest agreement with Seller and its Affiliates with respect to the Retained Distribution, in a form to be mutually agreed by the parties hereto.

(c)       In the event the Proposed Settlement is not approved by the court:

(i)       Buyer, on behalf of itself and its Affiliates (including the Companies) (A) agrees that it shall not take, and shall cause its Affiliates not to take, any action or make any admissions with respect to the Retained Litigation without Seller’s prior written consent and (B) shall promptly pay to Seller any amounts (whether by award of damages or costs, settlement, insurance or otherwise) that Buyer or its Affiliates (including the Companies), may receive with respect to the Retained Litigation.  In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates to, take all steps necessary, including executing any assignment or other agreement in a form and substance satisfactory to Seller, to assign any right, property or asset related to the Retained Litigation to Seller or one of its Affiliates, as designated by Seller.  “Retained Litigation” means any claim of the Companies with respect to In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, MDL 1720 (MKB) (JO) and any related settlements; and

(ii)       Without limiting the generality of Section 5.13(c)(i), after the Closing, Buyer shall use commercially reasonable efforts to cooperate with Seller and its Affiliates in the prosecution of the Retained Litigation at Seller’s expense, including by (A) making available to Seller and its Affiliates all witnesses, pertinent records, materials and information in Buyer’s, the Companies’ or their respective Affiliates’ possession or control relating thereto as requested by Seller or its Affiliates; including by making the Company Employees available at reasonable times to provide information, discovery documentation, take depositions and testify and (B) otherwise providing any assistance reasonably requested by Seller or its Affiliates relating to the Retained Litigation.  Each of Seller and Buyer shall take all reasonable precautions so as not to jeopardize any privilege reasonably available to Seller or any of its Affiliates.  At Seller’s request, Buyer shall enter into a common interest agreement with Seller and its Affiliates with respect to the Retained Litigation, in a form to be mutually agreed by the parties hereto.

Section 5.14. Financing. (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Financing as promptly as practicable after the date hereof (taking into account the timing of the Marketing Period and Section 2.03) and in any event at or prior to the Closing, including using its reasonable best efforts to (i) maintain in effect and comply with its obligations under the Financing Commitment Letters in accordance with the terms and conditions thereof, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Debt Financing Agreements”) on terms and conditions no less favorable to Buyer than the term and conditions contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto), (iii) satisfy on a timely basis all conditions applicable to Buyer in the Financing Commitment Letters and the Debt Financing Agreements to the fullest extent that they are within its control, (iv) consummate the Financing (including by instructing the parties to the Financing Commitment Letters to provide the Financing, on the terms and subject to the conditions set forth therein), at the Closing and (v) enforce its rights under the Financing Commitment Letters. Upon Seller’s request, Buyer shall furnish true and complete copies of the Debt Financing Agreements and all other definitive agreements and documents entered into by Buyer prior to the Closing in relation to the Financing Commitment Letters (including in respect of any Alternative Financing) to Seller promptly upon their execution; provided that any fee letters, engagement letters, or other agreements that, in accordance with customary practice, are confidential by their terms, and that do not affect the conditionality or amount of the Debt Financing, may be redacted so as not to disclose such terms that are so confidential.

(b)       Buyer shall not (i) agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitment Letter, any Debt Financing Agreements or any other definitive agreements or documents related to the Financing or (ii) substitute other debt or equity financing for all or any portion of the Financing from the same or Alternative Financing sources, in each case, without Seller’s prior written consent, except, solely in the case of the Debt Commitment Letter, to the extent such amendment, supplement, modification, waiver or substitution would not (A) reduce the aggregate amount of the Financing contemplated (or otherwise required) to be funded at the Closing (or the cash proceeds available therefrom) unless such reduction is matched with an equal increase in the Equity Financing under the Investment Agreement, (B) impose new or additional conditions precedent to any of the Financing, or adversely amend, modify or waive any of the existing conditions thereto, or (C) otherwise reasonably be expected to prevent, delay or impair the availability of any of the Financing contemplated (or otherwise required) to be funded at the Closing or the ability of Buyer to consummate the transactions contemplated by this Agreement or enforce its rights against the other parties to the Financing Commitment Letters, the Debt Financing Agreements or any other definitive agreements or documents related to the Financing. Buyer shall not release or consent to the assignment or termination of the obligations of any lender or any other Person under the Financing Commitment Letters, except in connection with any allocation to another lender as contemplated by the Debt Commitment Letter or the substitution of any portion of the Debt Financing permitted under this Section 5.14(b) or (c). Upon any such amendment, supplement, modification or substitution of the Debt Commitment Letter in accordance with this Section 5.14(b), Buyer shall provide a copy thereof to Sellers, and references to the “Financing Commitment Letters” and “Debt Commitment Letter” shall include such documents as permitted to be amended, supplemented, modified or substituted under this Section

5.14(b), and references to the “Financing” and “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, supplemented, modified or substituted under this Section 5.14(b).

(c)       If for any reason all or any portion of the Debt Financing contemplated to be funded at the Closing becomes unavailable on the terms and conditions or from the sources contemplated by the Debt Commitment Letter, Buyer shall promptly notify Seller and use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative sources (the “Alternative Financing”) (i) as promptly as practicable, taking into account the expected timing of the Closing, following the occurrence of such event (and in any event on or prior to the date on which the Closing should have occurred pursuant to Section 2.02), (ii) upon terms (including any “market flex” provisions) no less favorable, in the aggregate, to Buyer than those in the Debt Commitment Letter and (iii) in an amount sufficient to (A) consummate the Closing upon the terms contemplated by this Agreement, (B) pay all other amounts payable by Buyer in connection with the consummation of the transactions contemplated by this Agreement and required to be paid on the Closing Date and (C) pay all related fees and expenses of Buyer (or, to the extent required by this Agreement, Buyer’s Affiliates, directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives) required to be paid on the Closing Date. If any Alternative Financing is obtained in accordance with this Section 5.14(c), Buyer shall promptly notify Seller thereof and references to the “Debt Financing,” “Financing,” “Debt Commitment Letter” and “Financing Commitment Letters” (and other like term in this Agreement) shall include such Alternative Financing, as applicable.

(d)       Seller shall, and shall cause the Companies to, use their reasonable best efforts to provide, and cause their respective Representatives to provide, all customary cooperation as may be reasonably requested by Buyer in connection with the arrangement of the Debt Financing (which, for purposes of this Section 5.14(d), shall include any offering of “high yield” debt securities to be issued or incurred in lieu of any bridge facility contemplated by the Debt Commitment Letter), including using reasonable best efforts to (i) furnish Buyer and its Debt Financing Sources with (A) the Required Information and (B) such other customary financial and other pertinent information regarding the Companies as may be reasonably requested by Buyer in connection with the type of financing contemplated by the Debt Commitment Letter on the date hereof, (ii) participate in a reasonable number of lender or investor meetings, rating agency meetings, due diligence sessions, drafting sessions, road shows and sessions with prospective Debt Financing Sources and potential lenders or investors in the Debt Financing, in each case on reasonable advance notice and at times and at locations reasonably acceptable to the Companies, including direct contact between senior management and the other representatives of the Companies, on the one hand, and the actual and potential Debt Financing Sources and potential lenders or investors in the Debt Financing, on the other hand, in each case only to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter on the date hereof or, if applicable, “high yield” debt securities in lieu of a portion, (iii) reasonably cooperate with the syndication and marketing efforts of Buyer and the Debt Financing

Sources, including assisting with the preparation of customary offering memoranda, rating agency presentations, lender and investor presentations (including “public” versions thereof), bank information memoranda (including “public” versions thereof), and other similar documents, and identifying any portion of the information that constitutes material, non-public information, and execute and deliver customary authorization and representation letters with respect to the bank information memoranda relating to the Debt Financing, in each case only to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter on the date hereof or, if applicable, “high yield” debt securities in lieu of a portion, (iv) at least four (4) Business Days prior to the Closing Date, furnish all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, that has been requested by Buyer at least nine (9) days prior to the Closing Date, (v) take corporate actions reasonably requested by Buyer to permit the consummation of the Debt Financing, (vi) permit the Debt Financing Sources to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (vii) obtain accountants’ comfort letters and consent letters, surveys, appraisals, environmental reports, title insurance and insurance certificates and endorsements at the expense of and as reasonably requested by Buyer or the Debt Financing Sources, (viii) cooperate in satisfying the conditions set forth in the Debt Commitment Letter or any Debt Financing Agreement to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, any Company, (ix) assist Buyer in obtaining payoff letters and lien releases in respect of the Companies’ existing indebtedness and liens required to be released or discharged on the Closing Date, and (x) assist in the preparation of and, in the case of the Companies, to execute and deliver, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing; provided that the Companies shall not be required to enter into any such document or instrument contemplated by the foregoing clauses prior to the Closing; and provided, further, that, notwithstanding anything to the contrary contained in this Agreement (including this Section 5.14),

(A)       nothing in this Agreement (including this Section 5.14) shall require any such cooperation to the extent that it would:

(1)       require Seller to waive or amend any terms of this Agreement or require Seller or any of its Affiliates (other than the Companies at the Closing) to incur any liability, make any payment or enter into any Contract,

(2)       require the Companies to (x) agree to pay any commitment or other fee or reimburse any expenses in connection with the Financing prior to the Closing or (y) incur any liability or give any indemnity or otherwise commit to take any action that is not contingent on the Closing,

(3)       unreasonably interfere with the ongoing business or operations of Seller or the Companies,

(4)       require Seller or any of the Companies to take any action that would (x) jeopardize any attorney-client privilege, (y) violate any Applicable Law or (z) result in the creation or imposition of any Lien on any asset of such Person (except, in the case of the Companies, any Lien on any of its assets that becomes effective only upon the Closing),

(5)       require Seller, any of its Affiliates or Subsidiaries (other than the Companies at the Closing), or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives to enter into or approve any Debt Financing Agreement or other definitive agreement or document related to the Financing,

(6) result in any significant interference with the prompt and timely discharge of the duties of Seller’s, any of its Affiliates’ or the Companies’ directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives,

(7)       result in any of Seller’s or the Companies’ respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives incurring any personal liability with respect to any matters relating to the Financing, or

(8)       cause any condition to Closing set forth in Article 8 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by Seller,

(B)       no action, liability or obligation of the Companies or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing (other than customary authorization and representation letters delivered pursuant to Section 5.14(d)) shall be effective until the Closing, and

(C)       the parties hereto agree that any information with respect to the prospects and plans for the Companies’ business and operations in connection with the Financing will be the sole responsibility of Buyer, and none of Seller, any of its Affiliates, the Companies or their respective Representatives shall be required to prepare or provide any information or make any presentations with respect to capital structure, or the incurrence of the Financing or other pro forma information relating thereto or the manner in which Buyer intends to operate, or cause to be operated, the Business after the Closing.

Seller hereby consents to the customary use of the Companies’ corporate logos in connection with the syndication or marketing of the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller, the Companies or the reputation or goodwill of the Seller, the Companies or their marks.

(e)       Buyer acknowledges and agrees that neither Seller nor any of its Affiliates nor, prior to the Closing, the Companies, shall have any responsibility for, or incur any liability to any Person under or with respect to, the Debt Financing or any cooperation provided pursuant to this Section 5.14 (other than any requirements to comply with Section 5.14(d)). Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.14), (i) Buyer shall promptly reimburse Seller for all costs and expenses (including reasonable and documented attorneys’ fees) incurred by Seller, its Affiliates or the Companies in connection with the Financing and/or the arrangement thereof (including the actions and cooperation contemplated by Section 5.14(d), including, but not limited to, all such costs and expenses incurred in connection with the preparation of audited, consolidated year-end financial statements of the Company for the fiscal year ended December 31, 2019) and (ii) Buyer shall indemnify and hold harmless Seller, the Companies and their respective Representatives from and against any and all damages actually suffered by any of them in connection with the Financing and/or the arrangement thereof (including any arising from or relating to the actions and cooperation contemplated by Section 5.14(d)) or any information used in connection therewith, in each case, other than to the extent such damages (A) arise from the use of historical financial information relating to the Companies furnished in writing by or on behalf of the Company for use in connection with the Debt Financing or (B) are judicially determined to be the result of the bad faith, gross negligence, fraud or intentional misconduct of the Seller or any Company or their respective Representatives.

(f)       Buyer shall give Seller prompt notice of (i) obtaining knowledge of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing, (ii) the receipt of any written notice or other written communication from any party to any Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing alleging any actual or threatened breach, default, withdrawal, termination or repudiation of any provision of such Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing, (iii) any material written dispute or disagreement between or among Buyer and any of the other parties to any Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing (excluding, for the avoidance of doubt, ordinary course negotiations with respect to the terms of the Debt Financing), (iv) any amendment or modification of, or waiver under, any Financing Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing (without limitation to Section 5.14(b)) and (v) Buyer becoming aware of any fact, circumstance, event or other reason that could reasonably be expected to result in Buyer not being able to timely obtain all or any portion of the Financing contemplated to be funded at the Closing on the terms, in the manner or from the sources contemplated by the Financing Commitment Letters, Debt Financing Agreements or other definitive agreements or documents related to the Financing. Upon request by Seller, Buyer shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Alternative Financing in accordance with Section 5.14(c)).

(g)       Buyer shall use its reasonable best efforts to comply and to direct its directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives to comply, with the terms, and satisfy on a timely basis the conditions, of the Financing Commitment Letters as set forth in Section 5.14(a).

(h)       Notwithstanding anything to the contrary herein, (i) it is understood and agreed that (A) the condition precedent set forth in Section 8.01(b)(ii) as applied to Sellers’ obligations under this Section 5.14 shall be deemed to be satisfied and (B) Seller shall be entitled to exercise each of the termination rights applicable to it in Article 9 hereof (subject to the terms and conditions thereof), in each case, notwithstanding any breach of this Section 5.14 by Seller, unless Seller’s breach of its obligations under this Section 5.14 is the proximate cause of the Debt Financing having not been obtained (or of any debt securities to be issued or incurred in lieu of any bridge facility contemplated by the Debt Financing having not been obtained), and (ii) Buyer acknowledges and agrees that obtaining the Financing is not a condition to Closing.

(i)       All information regarding Seller, the Companies or any of their respective Affiliates made available to Buyer pursuant to this Section 5.14 shall be kept confidential by Buyer in accordance with the Confidentiality Agreement.

Section 5.15. Confidentiality. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate. The parties agree that if this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Seller hereby agrees that it shall not, and that it shall cause its Affiliates and Representatives who have received confidential or proprietary information involving or relating to Buyer, its Affiliates or the Business not to, at any time on or after the Closing, directly or indirectly, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), disclose any such confidential or proprietary information to any third party for any purpose whatsoever, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law.

Section 5.16. Wrong Pockets. (a) If, following the Closing, (i) any right, property or asset exclusive to or primarily belonging to the Business (and not also for one or more other businesses of Seller and its Affiliates) is found to have been retained by Seller or any of its Affiliates in error, Seller shall transfer, or shall cause such Affiliate to transfer, at no cost, such right, property, or asset (and any related liability) as soon as practicable to Buyer (or its designated Affiliate); or (ii) any right, property or asset not exclusive to or not primarily belonging to the Business is found to have been transferred to Buyer or any of the Companies in error, Buyer shall transfer, or shall cause the applicable Company to transfer, at no cost, such right, property or asset (and any related liability) as soon as practicable to Seller (or its designated Affiliate); provided, that in the case of either clause (i) or (ii), until any such transfer is completed, the parties hereto shall cooperate to structure alternative arrangements reasonably acceptable to the parties hereto under which Seller, on the one hand, or Buyer, on the other hand, as applicable, would obtain the benefits and assume the obligations of the relevant right, property, or asset in accordance with this Agreement as if the relevant transfer had taken place. At or prior to the Closing, Seller shall transfer, or shall cause such Affiliate to transfer all licenses related to PTC/Creo software engineering used by the Business to the Companies. The parties hereto shall reasonably cooperate with each other in connection with the transfers contemplated by this Section 5.16. In addition, Seller shall, or shall cause its applicable Affiliates to, promptly pay or deliver to Buyer (or its designated Affiliate) any invoices, notices, monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business to the extent that they primarily relate to or are due to or from the Business.

(b)       Each of Buyer and Seller shall, and shall cause its Affiliates to, (i) treat for all Tax purposes the rights, property, or assets described in (a)(i) as having been transferred to and owned by the Person entitled to such assets as having been transferred to and owned by Buyer at the Closing, (ii) treat for all Tax purposes the rights, property, or assets described in (a)(ii) as having remained with Seller, and (iii) neither report nor treat any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless, in case of clause (i), (ii) or (iii), otherwise required by Applicable Law).

Section 5.17. Restrictive Covenants. (a) Subject to Section 5.17(d) in all respects, Seller agrees that for a period of three (3) years after the Closing Date (the “Non-Competition Period”), Seller shall not and shall cause its Affiliates not to, directly or indirectly, own, manage, operate, control, or participate in the ownership, management, operation or control of, or otherwise engage in, any Competing Business anywhere in the United States. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.17 shall prevent Seller or any of its Affiliates during the Non-Competition Period from: (i) collectively owning less than five percent (5%) of the outstanding shares of any class of capital stock of any Person that engages in a Competing Business, (ii) owning any publicly traded securities through a Company Benefit Plan operating in the ordinary course of business, (iii) performing obligations required under this Agreement or the Transaction Documents or (iv) the acquisition by Seller or any of its Affiliates of a diversified company having not more than 25% of its net sales (based on its latest published annual audited financial statements) attributable to a Competing Business.

(b)       Subject to Section 5.17(d) in all respects, neither Seller nor any of its Affiliates will (i) at any time prior to the date that is eighteen (18) months from the Closing Date (the “Non-Solicitation Period”), directly or indirectly, solicit or encourage any Company Employee or consultant performing services (whether as an employee, consultant, independent contractor or otherwise) for the Companies or the Business who is set forth in Section 5.17(b)(i) of the Seller Disclosure Schedule to leave the employment or retention of the Companies, without Buyer’s prior written consent or (ii) at any time prior to the third (3rd) anniversary of the Closing Date, hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any of the employees set forth in (b), of the Seller Disclosure Schedule unless (x) such employee has been terminated by Buyer, the Companies or any of their respective Affiliates or (y) the employment of such employee by Buyer, the Companies or their respective Affiliates has otherwise terminated at least six (6) months prior to the date of such hire, without Buyer’s prior written consent. For purposes of Section 5.17(b)(i), the terms “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise that are not directed at the Company Employees.

(c)       Each of Seller and Buyer expressly agrees that the character, duration and scope of this Section 5.17 are reasonable in light of the circumstances as they exist on the date hereof, including, but not limited to, its material economic interest in the transactions contemplated by this Agreement. The parties hereto agree that, if any court of competent jurisdiction in a final, non-appealable judgment determines that any of the covenants and agreements contained in this Section 5.17, or any part thereof, is unenforceable because of the character, duration or scope of such covenant or agreement, such court shall have the power to reduce the duration or scope of such covenant or agreement solely to the extent required or permitted by Applicable Law to permit the enforceability of such covenant or agreement and, in its reduced form, such covenant or agreement shall then be enforceable to the maximum extent permitted by Applicable Law. Each party hereto acknowledges that money damages would be an insufficient remedy for any actual or threatened breach of this Section 5.17 and in addition to any other remedies available at law or in equity, the non-breaching party will be entitled to seek equitable relief by way of injunction, specific performance or otherwise, without posting any bond or other undertaking, for any actual or threatened breach of this Section 5.17.

(d)       Notwithstanding anything in the foregoing that may be deemed to the contrary, in no event shall any of the restrictions set forth in (i) this Section 5.17 apply in any respect to any acquirer of Seller or any ultimate parent of Seller or any of such acquirer’s other Affiliates (or, in any business combination transaction involving Seller or any ultimate parent of Seller, the counterparty to that transaction or any of its Affiliates) and (ii) Section 5.17(a) apply in any respect to the existing businesses of Seller and its Subsidiaries or the currently contemplated business line expansion set forth on Section 5.17(d) of the Seller Disclosure Schedule.

Section 5.18. Assistance with Financial Statements. (a) For a period of two (2) years following the Closing, and at the sole expense of Buyer, Seller shall, and shall cause its controlled Affiliates to, use its and their commercially reasonable efforts to upon reasonable advance notice, (i) provide to Buyer and its Subsidiaries (including the Companies) and their respective Representatives such pre-existing information regarding the Business as is already in Seller’s possession and is reasonably necessary for Buyer and its Subsidiaries (including the Companies) and their respective Representatives to prepare the Financial and Other Information (as defined below) and (ii) afford Buyer and its Subsidiaries (including the Companies) and their respective Representatives reasonable access during normal business hours in a manner that does not unreasonably interfere with the business of Seller and its Affiliates to the respective books and records relating to the Business for the time periods covered by the financial statements referred to in the definition of Financial and Other Information and to the then-current personnel of Seller and its controlled Affiliates responsible for such books and records.  For this purpose, “Financial and Other Information” means, solely to the extent required to (i) prepare a registration statement on Form S-1, (ii) to meet any other form requirement of the Securities and Exchange Commission or (iii) prepare an offering memorandum for the sale of debt securities in a Rule 144A and Regulation S private placement, such historical financial and other information, relating to the Business as is reasonably necessary for the Buyer and its Subsidiaries (including the Companies) and their respective Representatives to prepare historical financial statements (including audited financial statements prepared in accordance with GAAP audited to the standards of the Public Company Accounting Oversight Board) and related financial reports, notes and/or narrative disclosures that relate to Buyer, the Company and the Business, for up to the three (3) full fiscal years preceding the Closing, and for any subsequent interim period for the fiscal year in which the Closing occurs and the corresponding interim period in the immediately preceding fiscal year, which may include stand-alone financial statements and other financial and related narrative information (including a management’s discussion and analysis of financial condition and results of operations) of the Business for one or more of such periods.

(a)       Buyer shall indemnify and hold harmless Seller, its Affiliates and their respective Representatives from and against any and all damages actually suffered by any of them relating to the actions and cooperation contemplated by Section 5.18(a) or any information used in connection therewith, in each case, other than to the extent such damages are judicially determined to be the result of the bad faith, gross negligence, fraud or intentional misconduct of the Seller or its Affiliates.

Article 6
Employee Matters

Section 6.01. Continued Employment of Company Employees. Except for the Excluded Individuals, prior to the Closing, Seller shall cause the Company to make offers of employment to any person set forth on the Employee List (as it may be updated in accordance with Section 3.18 hereof) who is employed by a Person (other than one of the Companies), with any such offer to be effective as of the Closing, and Buyer acknowledges and agrees that neither the acceptance of such offer(s) nor the transfer(s) of such individuals to become employees of the Company shall be construed as a condition to Closing. The Company Employees (including any Company Employee (a) who is not actively working on the Closing Date as a result of an approved leave of absence and/or (b) whose employment is transferred to the Company pursuant to the immediately preceding sentence), are referred to collectively herein as the “Continuing Employees.” Each Company Employee shall continue employment with the Company immediately following the Closing.

Section 6.02. Maintenance of Compensation and Benefits. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or such shorter period that a Continuing Employee is employed by any Company) (the “Continuation Period”), Buyer shall (or shall cause its Affiliates to) provide each

Continuing Employee (a) a base rate of pay and cash incentive compensation opportunities (excluding equity or equity-based and retention and change-in-control related incentives (collectively, the “Excluded Benefits”)) that in each case are at least equal to the base rate of pay and cash incentive compensation opportunities (excluding the Excluded Benefits) provided to such Continuing Employee as of immediately prior to the Closing Date and (b) employee benefits (as determined by Buyer in its discretion to comply with either (i) or (ii) below) that are no less favorable in the aggregate than either the employee benefits (excluding Defined Benefit Plans, benefits under the Masco Corporation Retirement Benefit Restoration Plan (with regard to both “defined benefit” and “defined contributions” benefits) and Excluded Benefits) provided (i) by Seller or its Affiliates to such Continuing Employee immediately prior to the Closing Date or (ii) to similarly situated employees of Buyer or its Affiliates who are not represented by a Union under the ACProducts, Inc. Group Welfare Benefits Plan and (c) severance protections and entitlements (as determined by Buyer in its discretion to comply with either (i) or (ii) below) that are no less favorable than would have (i) been provided to such Continuing Employee immediately prior to the Closing Date under any Company Benefit Plan or (ii) as provided by Buyer to its comparable and similarly situated employees who are not represented by a Union. Except to the extent required by Applicable Law or under the Transition Services Agreement, effective as of Closing, each Company Employee shall cease all active participation in, and accrual of benefits under, any Seller Benefit Plan, other than Company Benefit Plans.

Section 6.03. Service Credit. Buyer shall (or shall cause its Affiliates to) grant each Continuing Employee full credit for all prior service with Seller, a Retained Subsidiary, a Company or any of their respective Affiliates or predecessors of any such entity for all purposes under each employee benefit plan sponsored or maintained by Buyer or any of its Affiliates, including for purposes of determining eligibility to participate, level of benefits, vesting, early retirement eligibility and benefit plan accruals, to the same extent such service would be recognized by any of Seller or its applicable Affiliate (including the Companies) under any similar employee benefit plan immediately prior to the Closing; provided, however, that such credit shall not result in a duplication of benefits.

Section 6.04. Welfare Plans. Except as set forth in the Transition Services Agreement, as of the Closing Date, each Continuing Employee shall cease participation in the health and welfare benefit plans of Seller and the Retained Subsidiaries (each, a “Seller Welfare Plan”) and commence or continue participation in the health and welfare benefit plans maintained by Buyer and its Affiliates (which, for the avoidance of doubt, after the Closing may include some of the Company Benefit Plans). Seller and the Retained Subsidiaries shall be responsible for providing benefits, and bearing all costs, in respect of claims incurred under a Seller Welfare Plan for Continuing Employees and their beneficiaries and dependents prior to the Closing Date (including, in the case of disability plans, for disabilities arising prior to the Closing Date or, if later, the date Seller and its Retained Subsidiaries cease to provide coverage under such plans pursuant to the Transition Services Agreement, regardless of the date on which the Continuing Employee first becomes eligible for benefits). Benefits in respect of all welfare plan claims incurred by Continuing Employees on or after the Closing Date shall be provided by Buyer and its

Affiliates and, to the extent any benefits are provided to Continuing Employees via the Transition Services Agreement, the full cost (i.e., of actual claims, not only premiums) attributable to each Continuing Employee shall be borne by Buyer in accordance with the terms and conditions of the Transition Services Agreement.

Section 6.05. Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Affiliates to):

(a)       waive all limitations as to pre-existing conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees (and their eligible dependents) under any health and welfare plans in which the Continuing Employees are eligible to participate on or after the Closing Date to the extent that such limitations were waived or met under the applicable Seller Welfare Plan or health and welfare Company Benefit Plans; and

(b)       provide each Continuing Employee with credit for the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Continuing Employees are eligible to participate on or after the Closing Date.

Section 6.06. Flexible Spending Accounts. Except as set forth in the Transition Services Agreement, as of the Closing Date, the account balances of the Continuing Employees of the medical and dependent care account plans of Seller and the Retained Subsidiaries (each, a “Seller FSA Plan”) shall be transferred to a Section 125 of the Code flexible spending account plan established or designated by Buyer, and subject to the Transition Services Agreement, Buyer shall be responsible for the obligations of the Seller FSA Plan to provide benefits to the Continuing Employees with respect to such transferred account balances on or after the Closing Date. Each Continuing Employee shall be permitted to continue to have payroll deductions made as most recently elected by such Continuing Employee under the Seller FSA Plan.

Section 6.07. WARN Act. Buyer agrees that the Company shall be solely responsible for and assume all liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar Applicable Law with respect to any Company Employee arising as a result of the transactions contemplated by the Transaction Agreements. Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all damages, liabilities, costs and expenses of any kind, character or description incurred or suffered by Seller or any of their Affiliates under the WARN or any similar Applicable Law with respect to any Company Employee arising as a result of the transactions contemplated by the Transaction Agreements. Prior to the Closing, Seller shall provide Buyer a schedule which shall, as of the Closing Date, set forth a list of each employee employed by a Company, Seller or a Retained Subsidiary whose employment has been terminated involuntarily within the prior 90-day period and who was located at a work location where Company Employees will be located following the Closing, together with such former employee’s work location.

Section 6.08. Assumed Arrangements. Seller shall, or shall cause its Retained Subsidiary to, assign to Buyer or its Affiliate, and Buyer shall assume, pursuant to an assignment, assumption and novation agreement, each of the arrangements or contracts listed on Section 6.08 of the Seller Disclosure Schedule. To the extent necessary for any Company Employee to perform services in connection with such Company’s Employee’s employment with Buyer, a Company or their Affiliates, Seller or its Affiliates (as applicable) shall release each Company Employee from any existing non-competition, non-solicitation or confidentiality obligation with respect to any confidential information of the Business owed to Seller or any of its Affiliates (in each case, solely to the extent such obligation is not assumed by Buyer pursuant to the immediately preceding sentence).

Section 6.09. US Defined Contribution Plans. With respect to each Continuing Employee who, as of immediately prior to the Closing Date, participates in a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Seller or a Retained Subsidiary (a “Seller DC Plan”), Buyer shall (or shall cause one of its Affiliates to), (a) effective as of the Closing Date or as soon thereafter as administratively feasible, cover such Continuing Employee under a defined contribution plan that is intended to qualify under Section 401(a) of the Code and that is sponsored by Buyer or one of its Affiliates (a “Buyer DC Plan”) and (b) as soon as reasonably practicable following the Closing Date, cause a Buyer DC Plan to accept a direct trustee-to-trustee transfer of the full value of the accounts (including participant loans) of such Continuing Employee (“Employee Accounts”) from the Seller DC Plans. When conducting the trustee to trustee transfer from the Seller DC Plans to the Buyer DC Plan, Seller and Buyer will cooperate with respect to the asset mapping or in-kind transfer (as applicable), including the liquidation of the Masco Stock Fund held in Employee Accounts and subsequent investment of these funds into the qualified default investment option of the Buyer DC Plan. During the Continuation Period, Buyer shall or shall cause its Affiliates to (i) continue to make available to and maintain for the benefit of Company Employees, the Buyer DC Plan (including any profit sharing contribution opportunities provided to similarly situated employees of Buyer who are not represented by a Union) in accordance with its terms and (ii) provide each Continuing Employee who participated in the Seller DC Plan and who continues deferrals in the Buyer DC Plan with a maximum potential employer matching contribution that is no less favorable than that provided to similarly situated employees of Buyer or its Affiliates who are not represented by a Union as of the date the Buyer DC Plan receives such matching contributions.

Section 6.10. Annual Bonuses. For annual bonuses in respect of the year in which the Reference Time occurs, each participant in a Seller Benefit Plan that is an annual cash incentive plan (each, a “Seller Incentive Plan”) shall be eligible to receive a cash bonus (the “Annual Bonus”) in respect of such year in an amount equal to (a) in the event Buyer elects to continue the applicable Seller Incentive Plan for any Continuing Employee, a cash bonus amount payable under the applicable Seller Incentive Plan based on the actual achievement of the applicable performance criteria for such fiscal year or

(b) in the event Buyer elects for any Continuing Employee, with respect to the period between the Reference Time and the remainder of the year in which the Reference Time occurs, to establish new annual cash incentive programs for such Continuing Employee or provide for such Continuing Employee to participate in an existing Buyer annual cash incentive plan (each, a “Post-Closing Bonus Plan”), a cash amount equal to the sum of (i) the cash amount payable under the applicable Seller Incentive Plan based on actual achievement of the applicable performance criteria for such fiscal year through the Closing Date, with such amount prorated based on the number of completed days in the performance year through the Closing Date plus (ii) the cash amount payable under the applicable Post-Closing Bonus Plan in accordance with its terms, with such amount prorated based on the number of completed days in the performance year following the Closing Date. Such Seller Incentive Plans shall be maintained by Buyer or its Affiliates (including the Company) and such Annual Bonus amounts shall be paid by Buyer or its Affiliates (including the Company), subject to the terms of the applicable Seller Incentive Plan and any applicable proration (as provided in the immediately preceding sentence), less any required withholding Taxes, on the date on which Buyer would normally pay bonuses. Any portion of an Annual Bonus payable under a Post-Closing Bonus Plan will be paid in accordance with the terms thereof. Promptly following the end of the year in which the Reference Time occurs, Buyer or its Affiliates (including the Company) shall implement an annual bonus program covering the remaining portion of the Continuation Period in accordance with its obligations under Section 6.01. To the extent the Reference Time does not occur in 2019 and as of the date the Reference Time occurs, annual bonuses with respect to 2019, have not been paid, Buyer or its Affiliates shall be responsible for paying such bonuses at the time bonuses are ordinarily paid by Buyer.

Section 6.11. No Third-Party Beneficiaries. Without limiting the generality of Section 10.07, nothing in this Article 6, express or implied, by itself or in conjunction with any other act, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Company Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Employee Benefit Plan or (c) shall create any obligation on the part of Seller, Buyer or any of their respective Affiliates to employ any Company Employee or any other person for any period following Closing.

Section 6.12. Stop Loss Coverage.

(a)       As soon as administratively feasible following the written request of Buyer, Seller shall use commercially reasonable efforts to purchase, to the extent reasonably available in the market, a stop loss coverage insurance policy providing coverage to Seller with regard to benefits provided under the health and welfare Employee Benefit Plans of Seller for participants and beneficiaries whose coverage under such plan is on account of services provided to the Company, upon such terms (including attachment levels and early termination procedures) reasonably requested by the Buyer and subject to Buyer’s approval, which policy is expected to be effective as of January 1, 2020 and to continue, unless earlier terminated in accordance with the following sentence, through December 31, 2020 (not including any runoff period for incurred but not reported claims)

(such policy the “Stop Loss Coverage”). Upon the request of the Buyer, Seller shall use commercially reasonable efforts to terminate the Stop Loss Coverage early to the extent permitted under the terms of the insurance contract. All premiums, brokerage fees and commissions payable for or in connection with, and all other reasonable and documented out-of-pocket costs and expenses incurred by Seller in connection with obtaining the Stop Loss Coverage shall be paid by the Buyer. Any payments made to Seller under the Stop Loss Coverage shall be treated as a payment by the Buyer to the Seller under Section 6.04 in furtherance of Buyer’s obligations to provide benefits coverage under such Section 6.04.

(b)       Notwithstanding anything to the contrary herein, (i) it is understood and agreed that (A) the condition precedent set forth in Section 8.01(b)(ii) as applied to Sellers’ obligations under this Section 6.12 shall be deemed to be satisfied and (B) Seller shall be entitled to exercise each of the termination rights applicable to it in Article 9 hereof (subject to the terms and conditions thereof), in each case, notwithstanding any breach of this Section 6.12 by Seller, and (ii) Buyer acknowledges and agrees that obtaining the Stop Loss Coverage is not a condition to Closing.

Article 7
Tax Matters

Section 7.01. Buyer Tax Covenants. Except as required by Applicable Law, Buyer covenants that it will not cause or permit any Company or any Affiliate of Buyer to (a) take any action on the Closing Date after the Closing other than in the ordinary course of business or as contemplated by this Agreement that would reasonably be expected to give rise to any Tax liability or reduce any Tax Asset of Seller or any of its Affiliates; (b) make any election or deemed election under Section 338 of the Code or any comparable provision under Applicable Law with respect to the transactions contemplated hereunder, or (c) make an election under Treasury Regulations Section 301.7701-3 with respect to any Company that would be effective on or before the Closing Date, in each case without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.02. Tax Returns. With respect to Tax Returns required to be filed by or with respect to the Companies (“Company Returns”), Seller shall, or shall cause its Affiliates to, prepare or cause to be prepared all such Company Returns that are required to be filed prior to the Closing Date. Such Company Returns prepared by Seller shall be prepared on a basis consistent with the most recent Tax Returns of the Companies, and Seller shall not change any election or accounting method on such Company Returns, except as otherwise expressly required by Applicable Law, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed) except, in each case, (a) to the extent related to Taxes paid on an affiliated, consolidated, combined or unitary basis or (b) to the extent such action by a Company or Seller is not reasonably expected to have a significant adverse impact on Buyer or its Affiliates (including the Company) after the Closing Date. Buyer shall prepare all Company Returns that are required to be filed on or after the Closing Date.

Section 7.03. Transfer Taxes. All Transfer Taxes incurred in connection with transactions contemplated by this Agreement (including, for the avoidance of doubt, any real property transfer Tax and any similar Tax) shall be borne by Buyer. The party responsible under Applicable Law shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and the parties shall reasonably cooperate in duly and properly preparing, executing, and filing any certificates or other documents that may reduce or eliminate any such Transfer Taxes and any such Tax Returns and other documentation required to be filed in connection with such Transfer Taxes. The party responsible for filing any such Tax Returns shall provide to the other party evidence of timely filing and payment of all such Transfer Taxes.

Section 7.04. Tax Sharing; Powers of Attorney. All existing Tax Sharing Agreements between any Company, on the one hand, and Seller or any of its Affiliates, on the other hand, shall be terminated as of the Closing Date, and all powers of attorney with respect to or involving the Companies shall be terminated prior to the Closing Date. After the Closing, none of the Companies, Seller or any Affiliate of Seller shall be bound thereby or have any further rights or liabilities thereunder.

Section 7.05. Cooperation on Tax Matters. (a) Buyer and Seller shall, and shall cause their respective Affiliates (including, in the case of Buyer, the Companies after the Closing Date) to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return or the conduct of any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or the conduct of any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree, and agree to cause their respective Affiliates (including, in the case of Buyer, the Companies after the Closing Date) to (i) retain all books and records with respect to Tax matters pertinent to the Companies until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority and (ii) use commercially reasonable efforts to provide the other party with at least 30 days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records. Without limiting the foregoing, Buyer shall prepare and provide to Seller a binder of tax and financial information materials in form and substance consistent with each Company’s historical practices, including without limitation, fixed asset-related data and other schedules and work papers to be used for financial statement reporting by Seller and to enable the Seller to prepare and file all Tax Returns required to be prepared and filed with respect to the Companies (or any Tax items of the Companies) in accordance with this Agreement (the “Tax Binder”). Buyer shall use commercially reasonable efforts to deliver the Tax Binder to the Seller no later than ninety (90) days after the Closing Date; provided that, in the event the Closing occurs after November 15, 2019 but prior to January 1, 2020, Buyer shall use commercially reasonable efforts to deliver the Tax Binder to Seller no later than February 15, 2020.

(b)       Buyer and Seller further agree, and agree to cause their respective Affiliates (including, in the case of Buyer, the Companies after the Closing Date), to, upon request, use all reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of any Company or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 7.06. Tax Allocation. (a) Annex C attached hereto sets forth an allocation of the Purchase Price for U.S. federal income tax purposes among (a) the assets of Masco Cabinetry LLC and Masco Cabinetry Middlefield LLC and (b) the equity interests of KraftMaid Services India Private Limited (the “Closing Tax Allocation Statement”).  No later than sixty (60) days after the date on which the Final Closing Statement becomes conclusive, but in no event earlier than ninety (90) days from Closing, Seller shall deliver to Buyer its IRS Form 8594 (and any corresponding form under applicable state or local law) allocating the Purchase Price (as adjusted pursuant to Section 2.06 and together with any other items of consideration properly taken into account under Section 1060 of the Code) among such assets in accordance with Section 1060 of the Code, the applicable Treasury regulations promulgated thereunder and any similar provision of applicable state, local or non-U.S. Law (the “Seller Form 8594”).  The Seller Form 8594 shall be prepared in a manner consistent with the allocation set forth in the Closing Tax Allocation Statement, except (x) for any adjustments to reflect any adjustment to the Purchase Price made under this Agreement, (y) the allocations of purchase price to real estate and to property, plant and equipment shall be determined in accordance with the Closing Real Estate Valuation and the Closing PPE Valuation, respectively and (z) the amount of the portion of the total purchase price attributable to the Preferred Stock shall be determined in accordance with the Closing Preferred Stock Valuation.  Buyer, Seller and each of their respective Affiliates shall file all Tax Returns in a manner consistent with the Closing Tax Allocation Statement, the Closing Real Estate Valuation, the Closing PPE Valuation, the Closing Preferred Stock Valuation and the Seller Form 8594 and none of the parties will voluntarily take any position inconsistent with such statements in any inquiry, assessment, action, proceeding, audit or other similar event relating to Taxes, except upon a contrary final determination by any applicable Taxing Authority.

(b)       The “Closing PPE Valuation” means a valuation of the property, plant and equipment performed by Duff & Phelps dated as of September 30, 2019; provided that the Closing PPE Valuation shall be updated by Duff & Phelps as of December 31, 2019 if the Closing occurs after December 31, 2019 but before April 1, 2020; provided further that Duff & Phelps shall further update the Closing PPE Valuation as of the Closing Date if the Closing occurs on or after April 1, 2020.

(c)       The “Closing Real Estate Valuation” means the valuation of real estate performed by Colliers International dated April 30, 2019.

(d)       The “Closing Preferred Stock Valuation” means the valuation of the Preferred Stock as of the Closing Date determined in accordance with the following procedures: (i) between the date of this Agreement and the Closing, (x) Seller shall, at its own expense, engage Duff & Phelps to perform a valuation of the Preferred Stock and (y) subject to the proviso immediately below, Buyer shall, at its own expense, engage Citizens Bank to perform a valuation of the Preferred Stock (or, in each case, such other nationally recognized valuation firm reasonably acceptable to the other party); (ii) each of the firms performing such valuations (each a “Valuation Firm”) shall deliver their final valuation of the Preferred Stock to the parties no later than 5 Business Days after the Closing (but in no event prior to the Closing); and (iii) the Closing Preferred Stock Valuation shall be determined by computing the average of the valuations delivered pursuant to Section 7.06(d)(ii); provided that, Buyer may choose not to engage a Valuation Firm pursuant to Section 7.06(d)(i)(y), in which case the Closing Preferred Stock Valuation shall equal the valuation delivered by the Valuation Firm selected by Seller.

(e)       Each of Buyer and Seller shall enter into customary confidentiality agreements with their respective valuation firms prohibiting the disclosure of Confidential Valuation Information by such Valuation Firm or any of its Representatives to any Person. Confidential Valuation Information shall only be provided to those employees of Buyer or Seller who (i) have a need to know such information in connection with the preparation of the Valuation Reports, (ii) have agreed to maintain the confidentiality of such information, and (iii) are bound by contractual or other duties of confidentiality to Buyer or Seller, as applicable; provided, however, that (A) following the delivery of the Valuation Reports, the Valuation Firms may disclose the Valuation Reports to Buyer, Seller and their respective Representatives for any reasonable business purpose and (B) the confidentiality obligations of Buyer, Seller and their respective Representatives under this Section 7.06(e) shall terminate as of the Closing.

Section 7.07. Straddle Periods. In the case of Taxes that are payable with respect to a Straddle Period, except as otherwise provided in this Agreement, the portion of any such Taxes that are treated as being for a Pre-Closing Tax Period for purposes of this Agreement shall be: (a) in the case of Taxes other than property or similar ad valorem Taxes, deemed equal to the amount which would be payable if such taxable period ended at the close of the Closing Date, calculated using an interim closing of the books as of the end of the day on the Closing Date (but with exemptions, allowances, and deductions calculated on an annual basis, such as the deduction for depreciation, being apportioned on a daily basis, and Taxes that are computed on a periodic basis also apportioned on a daily basis) and (b) in the case of property or similar ad valorem Taxes, deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

Section 7.08. Survival. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements contained in Article 7 shall survive for the full period of all statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

Article 8
Conditions to Closing

Section 8.01. Conditions to Closing. (a) The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by Buyer and Seller, together, in whole or in part to the extent permitted by Applicable Law):

(i)       any applicable waiting period under the HSR Act (and any extensions thereof) with respect to the transactions contemplated hereby shall have expired or been terminated; and

(ii)       there shall not be in force an injunction or order of any court of competent jurisdiction in the United States enjoining, prohibiting or rendering illegal the consummation of the Closing.

(b)       The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by Applicable Law):

(i)       (A) the Seller Fundamental Warranties contained in this Agreement shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects (other than de minimis inaccuracies) at and as of such date, and (B) the representations and warranties of Seller, other than the Seller Fundamental Warranties, contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(ii)       the covenants of Seller to be performed prior to the Closing shall have been performed in all material respects (or any non-performance shall have been cured to the extent necessary to satisfy this condition);

(iii)       since the date of this Agreement, except to the extent arising out of any matters included in Section 3.09(a)(ii) of the Seller Disclosure Schedule, there shall not have occurred any Material Adverse Effect; and

(iv)       Buyer shall have received a certificate signed by an executive officer of Seller to the effect of the foregoing clauses (i), (ii) and (iii).

(c)       The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by Applicable Law):

(i)       (A) the Buyer Fundamental Warranties contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects (other than de minimis inaccuracies) at and as of such date, and (B) the representations and warranties of Buyer, other than Buyer Fundamental Warranties, contained in this Agreement shall, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, and except any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby;

(ii)       the covenants of Buyer to be performed prior to the Closing shall have been performed in all material respects (or any non-performance shall have been cured to the extent necessary to satisfy this condition); and

(iii)       Seller shall have received a certificate signed by an executive officer of Buyer to the effect of the foregoing clauses (i) and (ii).

(d)       All conditions to the Closing shall be deemed to have been satisfied or waived from and after the consummation of the Closing. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by the failure of Seller, on the one hand, or Buyer, on the other hand, respectively, to comply with its obligations under this Agreement.

Article 9
Termination

Section 9.01. Termination. (a) This Agreement may be terminated at any time prior to the Closing:

(i)       by mutual written agreement of Seller and Buyer;

(ii)       by either Seller or Buyer (A) if Closing has not occurred on or before May 14, 2020 (the “End Date”) or (B) at any time on or after the 70th day after the date of this Agreement if the condition set forth in Section 8.01(a)(i) shall not have been previously satisfied; provided that, in each case, the right to terminate this Agreement pursuant to this Section 9.01(a)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred by such time;

(iii)       by either Seller or Buyer if the Closing would violate any non-appealable, final injunction or order of any court of competent jurisdiction, in the United States;

(iv)       by Buyer if there is any material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, such that the conditions specified in Section 8.01(b)(i) or Section 8.01(b)(ii) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller, then, for a period of up to 30 days after receipt by Seller of notice from Buyer of such breach (the “Seller Cure Period”) such termination shall become effective only if the Terminating Seller Breach is not cured by the earlier of (A) the end of the Seller Cure Period, and (B) the End Date;

(v)       by Seller if there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 8.01(c)(i) or Section 8.01(c)(ii) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer, then, for a period of up to 30 days after receipt by Buyer of notice from Seller of such breach (the “Buyer Cure Period”), and such termination shall become effective only if the Terminating Buyer Breach is not cured by the earlier of (A) the end of the Buyer Cure Period, and (B) the End Date; or

(vi)       by Seller if (1) the Marketing Period has ended and all of the conditions set forth in Sections 8.01(a) and 8.01(b) have been satisfied or waived (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing but which are capable of being satisfied at such time if the Closing were to occur at such time and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement), (2) Seller has given written notice to Buyer that all of the conditions in Section 8.01(c) have been satisfied or waived (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing but which are capable of being satisfied at such time if the Closing were to occur at such time and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement) and that it is ready, willing and able to take the actions within its control to consummate the Closing, (3) Buyer has failed to consummate the transactions contemplated by this Agreement on or prior to the date on which the Closing should have occurred pursuant to Section 2.03 and (4) Seller shall have provided written notice on or after such date of its intention to terminate this Agreement pursuant to this Section 9.01(a)(vi) to Buyer at least three Business Days prior to terminating this Agreement pursuant to this Section

9.01(a)(vi), and Buyer shall not have consummated the transactions contemplated by this Agreement by 5:00 p.m. (Eastern time) on such third Business Day.

(b)       The party desiring to terminate this Agreement pursuant to Section 9.01(a)(ii), 9.01(a)(iii), 9.01(a)(iv), 9.01(a)(v) or 9.01(a)(vi) shall give written notice of such termination to the other party.

Section 9.02. Effect of Termination. Except as otherwise set forth in Section 9.03, if this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party to this Agreement; provided that the provisions of Sections 1.01 (Definitions), 5.07 (Public Announcements), Section 5.09(d) (Sufficient Funds for Payment of the Termination Fee) 5.14(e) (Financing), 9.02 (Effect of Termination), 9.03 (Termination Fee and Related Matters) and Article 10 (Miscellaneous) (other than Section 10.02 (Seller Disclosure Schedule) and 10.10(b) and 10.10(c) (Special Indemnity)) shall survive any such termination; provided, further that the termination of this Agreement shall not relieve Seller from liability for any intentional, willful and material breaches of this Agreement prior to the date of such termination.

Section 9.03. Termination Fee and Related Matters. (a) If this Agreement is validly terminated by Seller pursuant to Section 9.01(a)(v) or Section 9.01(a)(vi) (or by Buyer or Seller pursuant to Section 9.01(a)(ii)(A), in each case in this parenthetical, at a time when Seller had the right to terminate the Agreement pursuant to Section 9.01(a)(v) or Section 9.01(a)(vi) (in each case, without giving effect to any notice requirement or cure period or right set forth therein)), then Buyer shall pay to Seller an amount in cash equal to $50,000,000 by wire transfer in immediately available funds (the “Termination Fee”) within five (5) Business Days of such termination (or, in the case of any such termination by Buyer pursuant to Section 9.01(a)(ii), prior to or concurrently with and as a condition precedent to such termination), it being understood that in no event shall Buyer be required to pay the Termination Fee more than once. Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (x) the liabilities and damages that may be incurred or suffered by Seller in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Seller in these circumstances, and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty, and each party expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates, successors or assigns, arising out of this Agreement.

(b)       In the event that (i) this Agreement is validly terminated pursuant to Section 9.01(a) and (ii) the Termination Fee is payable under Section 9.03, (A) Seller’s receipt of the Termination Fee in full shall be the sole and exclusive remedy of Seller against Buyer and its respective former, current and future directors, managers, officers, and employees, the Equity Financing Source, Debt Financing Sources and their respective directors, officers, employees, agents, attorneys, advisors, representatives, Affiliates and managers, counsel, financial advisors, auditors, agents, other authorized representatives, stockholders, Affiliates and assignees (collectively, but excluding Buyer, the “Buyer Related Parties”) for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither Buyer nor any Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, and (B) the amount of the Termination Fee is intended to serve as a cap on the maximum aggregate liability of Buyer and the Buyer Related Parties in the event of such a termination; provided that the foregoing shall not limit the ability of Seller or the Companies to recover reimbursement for costs and expenses or indemnification under Section 5.14(e) or reimbursement for costs and expenses or interest pursuant to Section 9.03(c), and any such reimbursement, indemnification or interest shall not reduce the amount of the Termination Fee; and provided, further, that nothing in this Section 9.03(b) shall restrict Seller’s entitlement to seek and obtain specific performance hereunder as and to the extent permitted by Section 10.13 prior to the termination of this Agreement.

(c)       Buyer acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller would not enter into this Agreement. Accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 9.03, it shall also pay any costs and expenses incurred by Seller in connection with enforcing this Agreement (including by legal action), together with interest on the amount of such unpaid fee, costs and expenses, at a rate per annum equal to 8% from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Article 10
Miscellaneous

Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer to:

ACProducts, Inc.
c/o American Industrial Partners
450 Lexington Avenue, 40th Floor
New York, NY 10017
Attention:	General Counsel
Facsimile No.:	+1 (212) 627-2372
E-mail:	notices@americanindustrial.com;
richard@americanindustrial.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
Attention:	Daniel S. Evans and Bob A. Rivollier
Facsimile No.:	+1 (617) 235-0028
E-mail:	daniel.evans@ropesgray.com;
bob.rivollier@ropesgray.com

with a copy (which shall not constitute notice) to:

Hux Investment Pte. Ltd.
168 Robinson Road, #37-01 Capital Tower
Singapore 068912
c/o GIC Special Investments
280 Park Ave, 9th Floor
New York, NY 10017
Attention:	Andrew Skrilow, Senior Vice President
E-mail:	andrewskrilow@gic.com.sg

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Asi Kirmayer
E-mail:	akirmayer@sidley.com

if to Seller to:

Masco Corporation
17450 College Parkway
Livonia, MI 48152
Attention:	General Counsel
Facsimile No.:	(313) 792-6430 (attn.: General Counsel)
E-mail:	ken_cole@mascohq.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	John D. Amorosi
Harold Birnbaum
Facsimile No.:	(212) 701-5010
(212) 701-5678
E-mail:	john.amorosi@davispolk.com;
harold.birnbaum@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received during Working Hours in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 10.02. Seller Disclosure Schedule. Seller has set forth information on the Seller Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Seller Disclosure Schedule need not be set forth in any other section so long as its relevance to such other section of the Seller Disclosure Schedule or section of this Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (a) the Seller Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and (b) the disclosure by Seller of any matter in the Seller Disclosure Schedule shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 10.03. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto; provided, that Buyer, without the written consent of Seller, may (a) assign this Agreement to any subsequent acquirer of Buyer or the Business (by merger, consolidation, sale of stock or assets or otherwise) or (b) collaterally pledge or assign its rights hereunder to its Debt Financing Sources or an agent thereof as collateral security in connection with the Debt Financing.

Section 10.04. Entire Agreement. This Agreement, the Confidentiality Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 10.05. Amendment and Waiver. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)       No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)       Except as set forth in Section 10.10(e) and Section 10.10(f), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(d)       Notwithstanding the foregoing, none of this Section 10.05 or Sections 9.03(b), 10.07, 10.08, 10.12(b), 10.14, 10.15 or 10.16 (collectively, the “DFS Provisions”) may be amended or waived in any manner adverse to the Debt Financing Sources without the consent of the Debt Financing Sources party to the Debt Commitment Letter.

Section 10.06. Costs. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party (including its Affiliates) incurring such cost or expense. Buyer, on its own behalf and on behalf of its Affiliates (including after Closing, the Companies), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Buyer and its Affiliates have or may have with respect to the payment of the Purchase Price or any other payments to be made by Buyer pursuant to this Agreement or any other Transaction Agreement.

Section 10.07. Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction (other than Section 9.03(b)) is held by a court of competent jurisdiction to be invalid, void or unenforceable, (a) it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 10.08. Third Party Rights. Except for Section 5.10, Section 10.05(d), Section 10.09 and Section 10.10(b), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, each Debt Financing Source shall be an express third-party beneficiary with respect to the DFS Provisions to the extent relating to the rights or obligation of such Debt Financing Source. Notwithstanding the foregoing, the Equity Financing Source shall be an express third-party beneficiary with respect to Sections 9.03(b), 10.08 and 10.16 to the extent relating to the rights or obligations of the Equity Financing Source.

Section 10.09. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and will not assert, and agrees to cause the Companies to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, or any shareholder, officer, employee or director of any Company (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, including any litigation or other dispute proceeding between or among Buyer or its Affiliates, any Company and any Designated Person, by Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company in connection with this Agreement or any other agreements or transactions contemplated thereby (whether or not such legal counsel also represented Seller) (the “Current Representation”) as a result of representing the Company prior to Closing, even though the interests of such Designated Person may be directly adverse to Buyer or its Affiliates or any Company.

(b)       It is the intention of the parties hereto that all rights to any attorney-client privilege applicable to communications between Davis Polk & Wardwell LLP and any other legal counsel currently representing any Company in connection with the Current Representation (whether or not such legal counsel also represented Seller) (the “Attorney-Client Privilege”) shall be retained (or assigned to Seller to the extent necessary) and controlled solely by Seller (and not any such Company); provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby. Accordingly, the Companies shall not have access to any such privileged communications, or to the files of Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company (whether or not such legal counsel also represented Seller) in connection with the Current Representation, from and after the Closing. The Attorney-Client Privilege shall survive the Closing and shall remain in effect. Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to the Current Representation, and the Companies shall not be holders thereof, (ii) to the extent that files of Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company or any of its Subsidiaries in connection with the Current Representation (whether or not such legal counsel also represented Seller) constitute property of a client, only Seller and its Affiliates shall hold such property rights and (iii) with respect to any privileged attorney-client communications (the “Privileged Communications”) between Davis Polk & Wardwell LLP and any other legal counsel currently representing any Company in connection with the Current Representation (whether or not such legal counsel also represented Seller) prior to the Closing Date, Buyer and the Companies, together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action or claim against or involving any of the parties hereto after the Closing. Except in connection with a dispute with Buyer relating to this Agreement or any other agreements or transactions contemplated thereby, Seller shall not waive Attorney-Client Privilege with respect to the Privileged Communications without Buyer’s consent (such consent not to be unreasonably withheld, delayed or conditioned).

(c)       Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Companies), that in the event of a dispute between Seller or an Affiliate of Seller, on the one hand, and any Company, on the other hand, arising out of or relating to any matter in which Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company or any of its Subsidiaries in connection with the Current Representation jointly represented both (i) Seller and (ii) any Company, if applicable, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege or any work product doctrine will protect against or prevent disclosure by Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company in connection with the Current Representation to Seller or an Affiliate of Seller of any information or documents developed or shared during the course of any such joint representation.

(d)       In the event that any third party shall seek to obtain from Buyer or its Affiliates (including, after the Closing, any Company) attorney-client communications involving Davis Polk & Wardwell LLP or any other legal counsel currently representing any Company in connection with the Current Representation, then Buyer shall, to the extent permissible by Applicable Law, use commercially reasonable efforts to notify Seller of such application as soon as reasonably practicable in advance of any hearing on the application to permit Seller, at Seller’s sole cost and expense, to participate in any such proceedings.

Section 10.10. Non-Survival; Special Indemnity; Release; Exclusive Remedy; R&W Insurance Policy. (a) The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement shall not survive the Closing and, except in the case of Actual Fraud, there shall be no liability in respect thereof, whether such liability has accrued prior to, at or after the Closing, on the part of any party, its Affiliates, and their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives, except to the extent that any covenants and agreements by their terms are to be performed in whole or in part at or after the Closing (“Post-Closing Covenants”), which shall survive in accordance with their terms; provided that the covenants set forth in Section 5.06, Section 5.10(a), Section 5.13 and Article 10 shall survive indefinitely or until the latest date permitted by Applicable Law. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to the other party for any punitive or speculative damages or, except to the extent reasonably foreseeable (which shall not be the case in relation to any of the Special Indemnified Matters), any damages based on diminution in value, a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) or of any other financial metric (in each case, whether trailing, forward or otherwise).

(b)       Effective at and after the Closing, Seller hereby indemnifies Buyer and its Affiliates against and agree to hold each of them harmless from any and all damage, loss, liability and reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and expenses of investigation in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) actually suffered by Buyer or any of its Affiliates arising out of either of the matters described on Section 10.10(b) of the Seller Disclosure Schedule (together, the “Special Indemnified Matters”). In the event Buyer has a claim for indemnity with respect to the Special Indemnified Matters, Buyer agrees to give prompt notice in writing of such claim to Seller. The failure to so notify Seller shall not relieve Seller of its obligations hereunder, except to the extent such failure shall have adversely prejudiced Seller. Following such notice, Seller may, at its own expense, assume and control the defense of any third-party claim relating to the Specified

Indemnified Matter, and the parties shall proceed in good faith to negotiate a resolution of any such claim for indemnification between the parties and, if not resolved through negotiations, such claim shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 10.11. Seller shall keep Buyer reasonably informed of any such third-party claim and related proceedings and provide Buyer with copies of all correspondence and other documents received from the Governmental Authority. No such third-party claim or proceeding shall be compromised or settled that (x) seeks to impose injunctive or equitable relief, (y) requires an admission of criminal liability or criminal wrongdoing on the part of any Company or (z) does not unconditionally and completely release the relevant Company(ies) from all liabilities and obligations in connection with such third-party claim, in each case without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed. Seller shall not be liable for any settlement of any third-party claim relating to the Specified Indemnified Matters effected without its prior written consent.

(c)       With respect to the matters set forth in Section 10.10(b), Buyer, on its own behalf and on behalf of its Affiliates (including after Closing, the Companies), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Buyer and its Affiliates has or may have with respect to the payment of the Purchase Price or any other payments to be made by Buyer pursuant to this Agreement or any other Transaction Agreement. Further, any amounts payable with respect to the Special Indemnified Matters shall be net of any amounts recovered or recoverable by Buyer under applicable insurance policies. Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to recover amounts in respect of the Specified Indemnified Matters under applicable insurance policies, and if Buyer receives any amounts under applicable insurance policies subsequent to an indemnification payment by Seller, then Buyer shall promptly reimburse Seller for any payment made or expense incurred by Seller in connection with providing such indemnification payment up to the amount received by Buyer, net of any expenses incurred by Buyer in collecting such amount.

(d)       Effective as of the Closing (but only if the Closing actually occurs), except in the case of Actual Fraud or for any rights or obligations under this Agreement and the other Transaction Agreements, Buyer, on behalf of itself and each of its Subsidiaries (including the Companies) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates (excluding the Companies), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Parties”) of and from all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Companies, the Business or any actions taken or failed to be taken by any of the Released Parties in any capacity related to Companies or the Business occurring or arising at or prior to the Closing. From and after the Closing and notwithstanding any applicable statute of limitations, neither Buyer nor the Companies shall, and each of Buyer and the Companies shall cause their respective Affiliates not to, bring any action, suit or proceeding against Seller or its Affiliates, whether at law or in equity, with respect to any of the rights or claims waived and released by Buyer and the Companies (on behalf of itself and its Affiliates) hereunder.

(e)       Except for the Post-Closing Covenants or in the case of Actual Fraud, and effective as of the Closing, Buyer, on behalf of itself and its Releasing Parties, waives any rights and claims Buyer or any of its Releasing Parties may have against Seller or any Releasing Party of Seller as a result of actions or omissions at or prior to Closing, whether in law or in equity, relating to the Interests, this Agreement or the transactions contemplated hereby; provided, that, for the avoidance of doubt, this waiver and release does not extend to claims relating to any breach of the other Transaction Agreements or any of the provisions set forth therein or release or waive any rights that Buyer or any of its Affiliates, in each case, are expressly entitled to under this Agreement or such other Transaction Agreements (including, for the avoidance of doubt, claims for Actual Fraud). The rights and claims waived by Buyer and its Affiliates include, without limitation, claims for contribution or other rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, other than for claims of Actual Fraud or claims relating to any breach of the other Transaction Agreements, the Post-Closing Covenants will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby.

(f)       For purposes of this Agreement, “Actual Fraud” means the making of an express representation or warranty contained in this Agreement or in any certificate delivered in connection with this Agreement; provided that at the time such representation or warranty was made, (i) such representation or warranty was inaccurate, (ii) the Person(s) making the representation had actual knowledge (meaning without imputed or constructive knowledge, and without any duty of inquiry or investigation) that such representation or warranty was inaccurate, (iii) in making such representation or warranty the Person(s) with knowledge of the inaccuracy thereof had the intent to deceive the party and to induce the other party to enter into this Agreement, and (iv) the other party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance. For the sake of clarity, any Actual Fraud claim brought against any Person shall require proving each of the elements set forth in clauses (i) through (iv) of the foregoing sentence with respect to such Person. For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

(g)       Buyer agrees that if Buyer or any of its Affiliates obtains or binds a representations and warranties insurance policy with respect to any of the representations or warranties set forth in Article 3 of this Agreement (each, a “R&W Insurance Policy”), each such R&W Insurance Policy shall at all times provide that: (i) the insurer shall have no, and shall waive and not pursue all, subrogation rights against Seller or any of its Affiliates, except for Actual Fraud by Seller, (ii) Seller is a third party beneficiary of such waiver and (iii) Buyer shall have no obligation to pursue any claim against Seller in connection with any damage, loss, liability or expense.

Section 10.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, and by each party on separate counterparts. Each such counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of a counterpart hereof by e-mail attachment shall be an effective mode of delivery.

Section 10.12. Jurisdiction. (a) The parties hereto agree that, except as set forth in Sections 2.06 and 10.12(b), any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

(b)       Notwithstanding Section 10.12(a), each party hereto acknowledges and irrevocably agrees that any proceeding involving any Debt Financing Source arising out of or in any way relating to the transactions contemplated hereby shall be brought exclusively in the Supreme Court of the State of New York, County of New York (unless the Supreme Court of the State of New York, County of New York declines to accept jurisdiction over a particular matter, in which case, in the United States District Court for the Southern District of New York) (together with the appellate courts thereof, the “New

York Courts”), and each of the parties hereby submits to the exclusive jurisdiction of the New York Courts for the purpose of any such proceeding. Each party irrevocably and unconditionally agrees not to assert (i) any objection which it may ever have to the laying of venue of any such litigation in any New York Court, (ii) any claim that any such proceeding brought in any New York Court has been brought in an inconvenient forum and (iii) any claim that any New York Court does not have jurisdiction with respect to such proceeding.

Section 10.13. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 10.14. Specific Performance. (a) The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 10.14(b), the parties shall be entitled to equitable relief, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and/or the Investment Agreement and to specifically enforce compliance with the terms and provisions of this Agreement and/or the Investment Agreement by any other party, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the 20th Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

(b)       Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that Seller shall only be entitled to specific performance against Buyer to cause the Equity Financing to be funded (including by requiring Buyer enforce the Equity Financing Source’s obligations, and the rights of Buyer, thereunder) and to cause Buyer to effect the Closing in accordance with Section 2.03 and pay any amounts that may become due hereunder at the Closing if (i) all of the conditions set forth in Sections 8.01(a) and 8.01(b) have been satisfied or waived by Buyer (other than (A) those conditions that by their terms or nature are to be satisfied at the Closing but which are capable of being satisfied at such time if Closing were to occur at that time, and (B) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement), (ii) the Debt Financing has been or will be funded at the Closing subject only to funding of the Equity Financing, (iii) Seller has given written notice to Buyer that all of the conditions in Section 8.01(c) have been satisfied or waived (other than (A) those conditions which by their terms or nature are to be satisfied at the

Closing, but which are capable of being satisfied at such time if the Closing were to occur at such time and (B) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement) and that if specific performance is granted and the Financing is funded, then it is ready, willing and able to take the actions within its control to consummate the Closing, and (iv) Buyer fails to consummate the Closing on or prior to the date when the Closing should have occurred pursuant to Section 2.03.

(c)       Buyer acknowledges and agrees that Seller may pursue both a grant of specific performance under this Section 10.14 and termination of this Agreement and the payment of the Termination Fee and other amounts payable pursuant to Section 9.03; provided that in no event shall Seller be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the Closing in accordance with the terms hereof and (ii) the Termination Fee and any other amounts payable pursuant to Section 9.03. Notwithstanding anything to the contrary contained herein, prior to the Closing or earlier termination of this Agreement in accordance with Section 9.01 (and seeking payment of the Termination Fee, to the extent payable), Seller’s right to seek to specifically enforce the terms of this Agreement pursuant to this Section 10.14 is the sole and exclusive remedy of Seller with respect to any and all matters arising out of, relating to, or in connection with this Agreement.

Section 10.15. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING IN ANY LEGAL PROCEEDING AGAINST ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATED TO A DEBT COMMITMENT LETTER.

Section 10.16. Non-Recourse. Subject to the rights of the parties to the Financing Commitment Letters, (a) all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) Persons that are expressly identified as parties in the preamble to this Agreement (“Contracting Parties”), and (b) no Person who is not a Contracting Party, including any director, officer, employee, incorporator, member, partner, manager, member, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or Debt Financing Source to, any Contracting Party, the Equity Financing Source, or any director, officer, employee, incorporator, member, partner, manager, member, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or Debt Financing Source to, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by Applicable Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Notwithstanding anything to the contrary in this Section 10.16, in no event shall the foregoing be construed (i) to waive any claim of Buyer or the Companies against the Debt Financing Sources pursuant to the Debt Commitment Letter or the Debt Financing Agreements related to the Debt Financing or the transactions contemplated thereunder or (ii) to waive any claim of Holdco, Buyer or Seller against the Equity Financing Source pursuant to the Investment Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first written above.

ACPRODUCTS, INC.

By:	/s/ Larry Denbrock
Name: Larry Denbrock
Title: President & CEO

ACPRODUCTS HOLDINGS, INC.

By:	/s/ Stephen Bordes
Name: Stephen Bordes
Title: Vice President

MASCO CORPORATION

By:	/s/ John G. Sznewajs
Name: John G. Sznewajs
Title: Vice President and Chief Financial Officer

[Signature Page to Stock Purchase Agreement]